SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 30 March, 2011	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Annual Results for the Year Ended 31 December 2010

2010 Annual Report Summary

1	IMPORTANT

1.1	The board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2010 annual report of the Company, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this annual report.

This report summary is extracted from the 2010 annual report of the Company. The Chinese version of the full report will be posted on the website of the Shanghai Stock Exchange (www.sse.com.cn). Investors should read the full text of the 2010 annual report for details.

1.2	If any Director fails to attend the Board meeting for considering and approving the 2010 annual report of the Company, his/her name shall be set out separately:

Name of Director not Attending	Role of Director not Attending	Explanation of Director not Attending	Name of Proxy

Shi Wei	Director	Business engagement	Wang Zhiqing
Lei Dianwu	Director	Business engagement	Rong Guangdao
Xiang Hanyin	Director	Business engagement	Rong Guangdao
Jiang Zhiquan	Independent Director	Business engagement	Zhou Yunnong

1.3	The Company prepared the financial statements for the year ended 31 December 2010 (the “Reporting Period”) in accordance with the People’s Republic of China (“PRC” or “China”) Accounting Standards for Business Enterprises (“CAS”) as well as the International Financial Reporting Standards (“IFRS”). They have been audited by KPMG Huazhen and KPMG respectively, and both firms have issued standard unqualified opinions on the financial statements in their auditors’ reports.

1.4	There is no appropriation of funds by controlling shareholders and their connected parties for non-operation purpose.

1.5	The Company did not provide external guarantees made in violation of required decision-making procedures.

1.6	Mr. Rong Guangdao, Chairman and the responsible person of the Company, Mr. Wang Zhiqing, Vice Chairman and President, and Mr. Ye Guohua, Chief Financial Officer (overseeing the accounting operations) hereby warrant the truthfulness and completeness of the financial reports contained in the 2010 annual report.

2	CORPORATE INFORMATION

2.1	Corporate Information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:	S
Stock code of A shares:	600688
Place of listing of H Shares	The Stock Exchange of Hong Kong Limited
Stock abbreviation of H shares:	Shanghai Pechem
Stock code of H share:	00338
Place of listing of American Depositary Receipt (ADR):	New York Stock Exchange
Code of American Depositary Receipt (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc spc.com.cn

2.2	Contact persons and contact methods

	Corporate Secretary	Securities Affairs Representative

Name	Zhang Jingming	Tang Weizhong
Address	48 Jinyi Road, Jinshan District, Shanghai, postal code: 200540	Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai, postal code: 200050
Tel	86-21-57943143/52377880	86-21-52377880
Fax	86-21-57940050/52375091	86-21-52375091
E-mail	spc spc.com.cn	tom spc.com.cn

3.	HIGHLIGHT OF ACCOUNTING AND BUSINESS DATA

Prepared under China Accounting Standards for Business Enterprises

3.1	Major Accounting Data

Unit: RMB’000

Major accounting data	2010	2009	Increase/ decrease compared to the previous year (%)	2008

Operating income	77,591,187	51,722,727	50.01	60,310,570
Profit/(loss) before income tax	3,453,744	2,136,251	61.67	(8,022,281)
Net profit / (loss) attributable to equity shareholders of the Company	2,703,734	1,561,605	73.14	(6,245,412)
Net profit / (loss) attributable to equity shareholders of the Company excluding non-recurring items	2,771,632	1,298,826	113.40	(6,359,305)
Net cash inflow / (outflow) from operating activities	4,243,832	3,703,542	14.59	(3,407,885)

	End of 2010	End of 2009	Increase/ decrease compared to the end of the previous year (%)	End of 2008

Total assets	29,158,104	30,458,322	-4.27	28,107,465
Total equity attributable to equity shareholders of the Company	17,913,040	15,346,073	16.73	13,841,371

3.2	Major Financial Indicators

Major financial indicators	2010	2009	Increase/ decrease compared to the previous year (%)	2008

Basic earnings / (loss) per share (RMB)	0.376	0.217	73.14	(0.867)
Diluted earnings / (loss) per share (RMB)	0.376	0.217	73.14	(0.867)
Basic earnings / (loss) per share excluding non-recurring items (RMB)	0.385	0.180	113.40	(0.883)
Return on net assets (weighted average)(%)*	16.259	10.701	increased by 5.558 percentage points	(35.851)
Return on net assets based on net profit/(loss) excluding non-recurring items (weighted average)(%)*	16.667	8.900	increased by 7.767 percentage points	(36.505)
Net cash inflow/(outflow) per share from operating activities(RMB)	0.589	0.514	14.59	(0.473)

	End of 2010	End of 2009	Increase/ decrease compared to the end of the previous year (%)	End of 2008

Net asset value per share attributable to equity shareholders of the Company (RMB)*	2.488	2.131	16.73	1.922

*	The above-mentioned net assets do not include minority shareholders’ interests.

Unit: RMB’000

Non-recurring item	Amount

Net loss from disposal of non-current assets	(34,635)
Employee reduction expenses	(3,646)
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	37,211
Investment income from disposal of available-for-sale financial assets	215
Income from external entrust loans	1,581
Other non-operating income and expenses other than those mentioned above	(89,720)
Income tax effect	21,427
Effect attributable to minority interests (after tax)	(331)

Total	(67,898)

3.3	Financial information prepared under IFRS for the past five years

Expressed in RMB million	2010		2009		2008		2007		2006

Year ended 31 December:
Net sales		72,095.9		47,345.3		59,329.8		54,254.7		49,918.1
Profit / (loss) before taxation		3,533.4		2,166.5		(8,014.4)		2,151.4		964.2
Profit / (loss) after taxation		2,797.0		1,655.5		(6,201.7)		1,683.1		911.0
Profit / (loss) attributable to equity shareholders of the Company		2,771.6		1,591.0		(6,238.4)		1,634.1		844.4
Earnings / (loss) per share	RMB	0.39	RMB	0.22	RMB	(0.87)	RMB	0.23	RMB	0.12

As at 31 December:
Total equity attributable to equity shareholders of the Company		17,560.7		15,005.0		13,496.9		20,648.0		18,976.3
Total assets		28,568.7		29,908.5		27,533.0		29,853.1		27,406.1
Total liabilities		10,748.2		14,609.2		13,771.7		8,901.0		8,093.7

3.4	Differences between financial statements prepared under CAS and IFRS

Unit: RMB’000

	Net profit attributable to equity shareholders of the Company		Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	2,703,734	1,561,605	17,913,040	15,346,073
Prepared under IFRS	2,771,646	1,590,988	17,560,664	15,005,018

For detailed differences between the financial statements prepared under CAS and IFRS, please refer to Section 9.3 of this summary.

3.5	Items stated at fair value

Unit: RMB’000

Item	Balance at the beginning of the period	Balance at the end of the period	Change for the current period	Amount recorded in profit or loss in the current period

Other current assets-bank financial products	700,000	—	(700,000)	215

4.	CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

4.1	Total number of shareholders and their shareholdings as at 31 December 2010

Total number of shareholders as at the end of the Reporting Period	121,432

Shareholding of the top ten shareholders

Unit: Share

Name of Shareholders	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the Reporting Period	Type of shares	Number of non-circulating shares held	Number of shares pledged or frozen

China Petroleum & Chemical Corporation	State-owned Shareholder	55.56	4,000,000,000	0	Non- circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign Shareholder	31.85	2,293,464,101	-6,182,000	Circulating	0	Unknown
China Construction Bank-CIFM China Advantage Security Investment Fund	Others	1.00	72,000,000	+37,126,146	Circulating	0	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	0	Non- circulating	16,730,000	Unknown
China Life Insurance Company Limited- Tradition-Ordinary Insurance Product- 005L-CT001 Shanghai	Others	0.20	14,408,194	+760,000	Circulating	0	Unknown

Zhejiang Economic Construction Investment Co., Ltd.	Others	0.17	12,000,000	0	Non- circulating	12,000,000	Unknown
China Life Insurance Company Limited- Bonus-Individual Bonus-005L- FH002 Shanghai	Others	0.13	9,715,804	-4,129,015	Circulating	0	Unknown
Shanghai Textile Development Company	Others	0.08	5,650,000	0	Non- circulating	5,650,000	Unknown
Shanghai Xiangshun Shiye Company Limited	Others	0.08	5,500,000	0	Non- circulating	5,500,000	Unknown
IP KOW	Foreign Shareholder	0.08	5,432,000	Unknown	Circulating	0	Unknown

Top ten shareholders of shares in circulation

Unit: Share

Name of shareholders	Number of circulating shares held	Type of shares

HKSCC (Nominees) Limited	2,293,464,101	Overseas listed foreign shares
China Construction Bank - CIFM China Advantage Security Investment Fund	72,000,000	RMB-denominated ordinary shares
China Life Insurance Company Limited - Tradition - Ordinary Insurance Product - 005L - CT001 Shanghai	14,408,194	RMB-denominated ordinary shares
China Life Insurance Company Limited - Bonus - Individual Bonus - 005L - FH002 Shanghai	9,715,804	RMB-denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares
Taiping Life Insurance Limited - Dividend - Group Insurance Dividend	4,000,000	RMB-denominated ordinary shares
Shanghai Pengrui Industrial and Trading Company Limited	3,320,000	RMB-denominated ordinary shares
YIP CHOK CHIU	3,150,000	Overseas listed foreign shares
Bank of China - Harvest theme selected hybird secrrities investment funds	3,000,000	RMB-denominated ordinary shares
Changjiangwan Investments Group Limited	2,900,085	RMB-denominated ordinary shares

Description of any connected relationship or connected parties relationships among the above shareholders

Of the above-mentioned shareholders, China Petroleum
& Chemical Corporation, the State-controlled
shareholder, does not have any connected relationship
with the other shareholders, and is not a concert party
of the other shareholders under the Administrative
Measures on Acquisition of Listed Companies. Of the
above-mentioned shareholders, HKSCC (Nominees)
Limited is a nominee shareholder. Apart from the
above, the Company is not aware of whether there are
other connected relationships among the other
shareholders, and whether they are concert parties
under the Administrative Measures on Acquisition of
Listed Companies.

4.2	Introduction of the controlling shareholder and controlling company of the controlling shareholder of the Company

4.2.1	Introduction of the details of the controlling shareholder and controlling company of the controlling shareholder of the Company

4.2.1.1	Details of the controlling shareholder

Name of controlling shareholder:	China Petroleum & Chemical Corporation (“Sinopec Corp.”)
Legal representative:	Su Shulin
Registered capital:	RMB86.7 billion
Date of incorporation:	25 February 2000
Major businesses:

Exploration, extraction, production and trading of crude oil and natural gas; processing of crude oil; production of petroleum products; trading, transportation, distribution and sales of petroleum products; production, distribution and trading of petrochemical products.

4.2.1.2	Controlling company of the controlling shareholder

Name of the controlling company of the controlling shareholder:	China Petrochemical Corporation (“Sinopec”)
Legal representative:	Su Shulin
Registered capital:	RMB130.6 billion
Date of incorporation:	24 July 1998
Major businesses:

Provision of drilling, logging and downhole operation services, production and maintenance of manufacturing equipment; project construction service, and water, electricity and other public utility and social services.

4.2.2	Diagram of the ownership and controlling relationship between the Company and the controlling company of the controlling shareholder

4.3	Interests and short positions of the substantial shareholders of the Company and other persons in shares and underlying shares

As at 31 December 2010, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management of the Company) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)	(a) Interests in ordinary shares of the Company

Name of shareholders	Capacity	Number of share interests held or regarded as held		Percentage of total issued share capital		Percentage of shareholding in the Company’s total issued H shares
				(%)		(%)

China Petroleum & Chemical Corporation	Beneficial owner	4,000,000,000 Promoter legal person shares(L	)	55.56		—
JPMorgan Chase & Co.	Beneficial owner	151,339,952(L 0(S 31,064,100(P	) ) )	2.10(L 0.00(S 0.43(P	) ) )	6.50(L 0.00(S 1.33(P	) ) )
Halbis Capital Management (Hong Kong) Limited	Beneficial owner	125,966,000(L	)	1.75(L	)	5.41(L	)

Note:(L):Long positions; (S):Short position; (P):Available-for-lending shares

(b)	Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as disclosed above, as at 31 December 2010, no interests or short positions of any other person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

5.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1	Changes in shareholding and remuneration of Directors, Supervisors and Senior Management

Unit: Share

Name	Position	Sex	Age	Date of commencement and end of service term	Number of shares held at the beginning of the year (share)	Number of shares held at the end of the year (share)	Reason of change	Total remuneration received from the Company during the Reporting Period (RMB’ 000) (before taxation)	Whether they received remuneration or allowance from shareholder or other connected party

Rong Guangdao	Chairman	M	55	June 2008 to June 2011	3,600	3,600	—	616	No

Wang Zhiqing	Vice Chairman and President	M	48	December 2010 to June 2011 (service term of President: July 2010 to June 2011)	0	0	—	155	No

Wu Haijun	Vice Chairman	M	48	June 2010 to June 2011	0	0	—	—	Yes

Li Honggen	Director and Vice President	M	54	June 2008 to June 2011	0	0	—	530	No

Shi Wei	Director and Vice President	M	51	June 2008 to June 2011	0	0	—	536	No

Dai Jinbao	Director	M	54	June 2008 to June 2011	0	0	—	354	No

Lei Dianwu	External Director	M	48	June 2008 to June 2011	0	0	—	—	Yes

Xiang Hanyin	External Director	M	56	June 2008 to June 2011	0	0	—	—	Yes

Chen Xinyuan	Independent Non-executive Director	M	46	June 2008 to June 2011	0	0	—	150	No

Sun Chiping	Independent Non-executive Director	M	52	June 2008 to June 2011	0	0	—	150	No

Jiang Zhiquan	Independent Non-executive Director	M	60	June 2008 to June 2011	0	0	—	150	No

Zhou Yunnong	Independent Non-executive Director	M	68	June 2008 to June 2011	0	0	—	150	No

Gao Jinping	Chairman of the Supervisory Committee	M	44	June 2008 to June 2011	0	0	—	519	No

Zhang Chenghua	Supervisor	M	55	June 2008 to June 2011	0	0	—	337	No

Wang Yanjun	Supervisor	F	50	June 2008 to June 2011	0	0	—	305	No

Zhai Yalin	External Supervisor	M	46	June 2008 to June 2011	0	0	—	—	Yes

Wu Xiaoqi	External Supervisor	M	54	June 2008 to June 2011	0	0	—	—	Yes

Liu Xiangdong	Independent Supervisor	M	59	June 2008 to June 2011	0	0	—	—	No

Yin Yongli	Independent Supervisor	M	71	June 2008 to June 2011	0	0	—	—	No

Zhang Zhiliang	Vice President	M	57	April 2010 to June 2011	0	0	—	226	No

Zhang Jianping	Vice President	M	48	June 2008 to June 2011	0	0	—	519	No

Tang Chengjian	Vice President	M	55	June 2008 to June 2011	0	0	—	519	No

Ye Guohua	Chief Financial Officer	M	42	October 2009 to June 2011	0	0	—	362	No

Zhang Jingming	Company Secretary and General Counsellor	M	53	June 2008 to June 2011	0	0	—	379	No

Du Chongjun	Previous Vice Chairman and Vice President	M	56	June 2008 to November 2010 (end of service term of Vice President: July 2010)	1,000	1,000	—	462	No

Han Zhihao	Previous Director	M	59	June 2008 to April 2010	0	0	—	89	No

Total								6,508

During the Reporting Period, the Company has not granted any share option incentive.

Shares held by the above individuals are A shares and represented their personal interests in their capacity as beneficial owners.

5.2	Interests and short positions of Directors, Supervisors and Senior Management in shares, underlying shares and debentures

Save for the shares held by the Company’s Directors, Supervisors and Senior Management as set out in 5.1 as at 31 December 2010, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code for Securities Transactions”) set out under Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As at 31 December 2010, none of the Directors, Supervisors or Senior Management or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

5.3	Implementation of Code of Corporate Governance Practices

In 2010, the Company complied with all the principles and provisions set out in the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Hong Kong Listing Rules, except for the following one deviation:

Code Provision A.4.1: Non-executive directors should be appointed for a specific term, subject to re-election.

Deviation: Mr. Chen Xinyuan, the independent non-executive Director, has served as a non-executive Director for more than the six-year period as stipulated in the Articles of Association of the Company.

Reason: Mr. Chen Xinyuan currently serves as the Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics. He is very familiar with financial reporting and accounting and has extensive experience in management. Mr. Chen also serves as the Director of the Audit Committee of the Board of the Company. For the time being, as the Company is unable to identify another accounting professional like Mr. Chen, Mr. Chen will be changed at the election of a new session of the Board to be held in June 2011.

5.4	Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6	REPORT OF THE DIRECTORS

6.1	Management Discussion and Analysis

Unless otherwise specified, the financial information included in this “Management Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS.

A.	Operating Results

General — Review of the Company’s Operations during the Reporting Period

The world economy recovered slowly in 2010 under the actions of large-scale economic stimulus policies launched by various nations amid a complex environment. The world’s petroleum and petrochemical industry gradually emerged from the shadow of the global financial crisis, showing signs of recovery and slowly regaining a boom. The Chinese economy encountered a complex and volatile economic environment as well as grand challenges from home, abroad and the nature. As the State applied an array of specific macro control initiatives to boost domestic demand, stabilize foreign trade and adjust structure, it has managed to consolidate and broaden the achievements in countering the impact of the global financial crisis, thereby enabling the economic operation to change from recovery to steady growth. Overall, the domestic economy has maintained steady and relatively fast growth, with the gross domestic product (GDP) growing by a better-than-expected 10.3%. Given the impact of the global financial crisis being weakened and a stable and rapid growth in the domestic economy, the Chinese petroleum and petrochemical industry emerged fast from the severe shock of the crisis, thereby achieving the anticipatory target of steady and relatively fast development. The scale of economic operation was expanded significantly; economic structure was optimized continuously; the quality of operation was further improved; over 30% increase in output value and profit was recorded; and the overall strength of the industry was significantly enhanced.

In 2010, the Group (the Company and its subsidiaries) actively capitalized on various favorable conditions such as a better overall macro-environment than that in 2009, a sound economic operation of the domestic petroleum and petrochemical industry, relatively reduced volatility in international crude oil prices, relatively sufficient adjustments of the prices of domestic refined oil products, an increase in demand from the petrochemical market, and the overall completion and operation of the entire Phase 5 Project of the Company. The Group has thereby increased total output unswervingly, accelerated development with concerted efforts, strengthened internal management on an ongoing basis and enhanced efficiency by all possible means to ensure a harmonious and stable business. As a result, it has completed all the production and operation tasks for the year; reached a record high in various indicators such as crude oil processing volume, ethylene output, total volume of goods as well as turnover; and achieved good operating results.

1.	Production and business operations continued to remain safe, stable and optimal

In 2010, the Group’s product mix was further optimized, the rate of resources utilization was improved and the overall economies of scale was enhanced effectively as a result of the completion and full operation of the Phase 5 Project. During the year, the organizational coordination and optimization management of the Group’s production operations were strengthened. The average utilization rate and the average load rate of approximately 40 major production plants amounted to 90.82% and 99.80% respectively. Ethylene and other important production plants maintained a high load rate of around 100%. The operation of major production plants remained sound. All important technical and economic indicators improved, with approximately 84% of the indicators being better than those in the previous year and approximately 52% of the indicators reaching the advanced levels among the Sinopec. No accidents involving serious consequences, major fires or explosions, environmental pollution happened during the year.

In 2010, the Group recorded a substantial growth in physical production volume of products, while the total volume of goods exceeded 10,000,000 tons for the first time to reach 11,481,100 tons, an increase of 29.24% over the previous year. During the year, the Group processed 10,520,700 tons of crude oil (including 408,900 tons of crude oil processed on a sub-contracting basis), up 20.13%. Total production output of gasoline, diesel and jet fuel increased by 25.34%. Specifically, output of gasoline was 932,400 tons, output of diesel was 3,675,900 tons and output of jet fuel was 765,700 tons, up 15.68%, 31.16% and 12.77% respectively. The Group produced 972,900 tons of ethylene and 523,200 tons of propylene, up 4.87% and 7.30 #% respectively. The Group also produced 1,133,700 tons of synthetic resins and copolymers (excluding polyester and polyvinyl alcohol), up 4.03%; 950,100 tons of synthetic fibre monomers, 643,200 tons of synthetic fibre polymers and 253,600 tons of synthetic fibre, up 86.77%, 7.25% and 5.10% respectively. Meanwhile, the quality of the Group’s products was consistently maintained at a premium level.

In 2010, the Group’s turnover amounted to RMB77,520.7 million, an increase of 50.07% over the previous year. The Group’s output-to-sales ratio and receivable recovery ratio were 99.97% and 100.12%, respectively. The Group’s annual imports and exports (excluding crude oil imports) amounted to US$5,272 million, an increase of 51.62%.

2.	Overall market supply and demand remained stable

In 2010, the policies package introduced by China to cope with the impact of the global financial crisis came into full effect, as witnessed by a strong rebound in industrial production. As to the petrochemical market, there was a significant increase in the supply and demand of petrochemical products and a steady growth in consumption. Additional production capacity was almost digested by the market, with the overall market supply and demand remaining stable and production and sales being carried out smoothly. Prices tended to stay on a steady rise and the overall price level in petroleum and chemical industry increased by approximately 16% for the year. For the year ended 31 December 2010, the weighted average prices (excluding tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products increased by 32.89%, 15.73%, 30.09% and 26.23% respectively over the previous year.

3.	International crude oil prices fluctuated within a narrow range

In 2010, as a result of a number of factors such as relatively relaxed global supply and demand of petroleum, weakened speculative forces that drove up oil prices and less geopolitical incidents or emergencies that affected oil supply, international crude oil prices fluctuated within a narrow range which was not commonly seen during the past 15 years. The West Texas Intermediate (“WTI”) crude oil closing price on the New York Mercantile Exchange fluctuated within a range of US$70-US$90/barrel in general, hitting the lowest point of US$65.58/barrel (on 25 May) and the highest point of US$91.44/barrel (on 31 December), representing a volatility of 39%, far lower than 139% in 2009 and 329% in 2008. The annual average price was US$79.47/barrel (2009: US$62.20/barrel), a rise of 27.77%. The annual average Brent crude oil price on the London Intercontinental Exchange was US$79.49/barrel in 2010 (2009: US$62.56/barrel), a rise of 27.06%. For the year ended 31 December 2010, the Group processed 10,520,700 tons of crude oil in total (including 408,900 tons on a sub-contracting basis), representing an increase of 1,762,900 tons over the previous year, up 20.13%. Of this volume, offshore oil accounted for 960,400 tons and imported oil accounted for 9,560,300 tons. The average unit cost of crude oil processed (for its own account) was RMB3,925.56 per ton (2009: RMB3,020.15 per ton), representing an increase of 29.98%. Crude oil costs increased by RMB13,244.6 million as compared to 2009. The Group’s crude oil costs totaled RMB39,694.6 million for the year, representing 58.11% of the annual cost of sales.

4.	Phase 6 Project commenced

In 2010, the Group commenced the construction of the Phase 6 Project, with refinery revamping and expansion project as the key project, based on the development ideas of “giving due consideration to both low cost and differentiation, attaching equal importance to scale and refinement, laying particular emphasis on being cost and scale effective at upstream and being highly value-added and highly refined at downstream”. The natural gas integrated utilization project was gradually put into operation in the first quarter to replace fuels such as hydrogen-making feedstock, liquefied petroleum gas (LPG) and residual oil, and satisfactory economic return were reaped. The upgrade project for optimization of energy saving and consumption reduction of No. 2 PTA plant commenced in 29 July. Procurement of equipment with long manufacturing cycle and pile foundation treatment have been carried out for the carbon fiber project with a capacity of 1,500 tons/year and the refinery revamping and expansion project (including the construction of a new 3,900,000 tons/year residual oil hydrogenation plant and a new 3,500,000 tons/year catalytic cracking plant and so on). The preliminary work for other projects such as the isopentene project with a capacity of 10,000 tons/year, the ethanolamine project with a capacity of 50,000 tons/year and the EVA (ethylene-vinyl acetate copolymer) project with a capacity of 100,000 tons/year proceeded as planned. Meanwhile, other key technical renovation projects of the Group were being steadily implemented as planned. For example, upon completion of the capacity expansion and renovation of the Jin Min Pipeline of refined oil pipeline in June, the Group’s transmission capacity for Shanghai standard gasoline and diesel increased from 1,200,000 tons/year to 1,800,000 tons/year; and the technological revamping project for No.1 EO/EG Plant was completed in November.

The Shanghai Secco Petrochemical Company Limited’s 900,000 ton/year ethylene joint-venture plant (which production capacity was expanded and upgraded to 1,190,000 tons/year in 2009) between the Group, Sinopec Corp. and BP Chemicals East China Investments Ltd. produced 1,294,300 tons of ethylene in 2010, representing an increase of 419,000 tons over the previous year, up 47.87%. The plant realized an operating revenue of RMB29,169 million for the year.

5.	Energy conservation and emissions reduction work deepened further

In 2010, the Group continued to carry out various energy-saving and emissions reduction measures in accordance with the State’s relevant energy conservation and emissions reduction requirements, having completed all the energy-saving and emissions reduction targets set in the Eleventh Five-year Plan delivered by the NDRC, Sinopec and Shanghai Municipality. In 2010, the Group’s overall energy consumption per RMB10,000 product value was 1.311 tons of standard coal (2009: 1.597 tons of standard coal), down 17.91%; industrial water consumption was 11.25 tons per RMB10,000 (2009: 13.39 tons per RMB10,000), down 15.98% ; industrial water recycling rate remained at above 96%. Various indices for waste water discharges, industrial waste water discharge volume, total COD discharge and hazardous waste treatment ratio all met the compliance requirements for environmental protection. The average thermal efficiency of heaters increased by 0.24 percentage points over the previous year to 91.25%. A number of energy-saving and consumption reduction, water-saving and emissions reduction, environment protection and removal of lurking danger projects including sewage treatment in the flare area have been completed successfully. Please refer to the Company’s Social Responsibility Report 2010 in the full text of the 2010 annual report for other details.

6.	Technological progress made big strides of achievements

In 2010, the Group focused on its principal business, laid emphasis on key areas and continued to push forward various technological advancement work. It has actively carried out the development of new products, such as carbon fiber, propylene/1-butene random copolymer, (a kind of transparent polypropylene materials for special purposes), flame-resistant polyester for industrial yarn and bio-degradable polyester chips. The development and practical application of a set of technology for the industrialization of 150,000-ton/year C5 segregation plant, the selective hydrodesulfurization second-generation technology for catalytic cracking gasoline (RSDS- ) and the oxygen-rich ignition combustion technology for pulverized coal boilers were completed, and significant economic benefits were generated. The Company won the second prize of “2010 National Scientific and Technological Advancement” for the development of the project for “key technology for the production of large-scale PTA - development and application of Hydro-refining catalyst and reaction technology”. The Company won scientific and technological advancement awards of Sinopec or Shanghai Municipality for its seven achievements. In particular, the project involving “a set of technology for the industrialization of 150,000-ton/year C5 segregation plant” was awarded the first prize of “Scientific and Technological Advancement of Sinopec”; the project involving the “research and production of titanium polyester catalyst” was awarded the second prize of “Technology Invention of Sinopec”; the project involving the “research, production and industrial applications of high efficient pyrolysis gasoline hydrogenation catalyst” was awarded the first prize of “Scientific and Technological Advancement in Shanghai Municipality”. Three industrial application projects won the New Technology Awards first given by Sinopec. Nine new and high-tech achievement transformation projects gained a special financial support fund of RMB11.03 million from Shanghai Municipality, which was the largest amount ever. Twenty three patent applications were submitted and thirteen patent licences were received during the year.

With respect to information system development, the BW/BCS (Business Warehouse and Business Consolidation System) project operated online in January; the equipment management information system, the manufacturing execution system (MES) and the Systems, Applications and Products in Data Processing — Human Resources (SAP-HR) were successively put into operation in the third quarter. The project involving the development and application of cracking severity control system for cracking furnace at No. 2 ethylene plant and the APC project involving No. 2 delayed coking plant were launched in April and May respectively; the APC project for No. 2 ethylene glycol plant was put into operation in October; and the real-time database phase II project covering all of the Company’s production plants was basically completed. The Company was rated as an A-level enterprise in Sinopec Corp’s evaluation on corporate information system development and application.

7.	Corporate internal reforms and management were continuously strengthened

In 2010, the Group waged a campaign in all aspects that covering “learn the advanced operation and manage with best care, sophisticated management as well as comparing, learning, catching with and surpassing the advanced and assisting under-performers” by earnestly learning from and using the good methods and experiences of its counterpart enterprises in the industry to further strengthen internal management and to resolve practical problems in production operations. The organization and management responsibilities for materials supply and product sales were further improved to integrate business management resources and streamline business processes; the second phase reform on the quality assurance system was completed to improve the quality management system; an energy management office and a corporate culture division were set up; a “three fundamentals” work mechanism was established for carrying out management by level, inspection by category and assessment by category; and a briefing system was set up for reporting details on the accomplishment of major indicators. All these were aimed to further improve and strengthen the assessment on organizational performance.

As at 31 December 2010, the Group reduced its work force by 762 employees, including voluntary resignees and retirees, accounting for 4.45% of the total work force of 17,131 employees as at the beginning of the year.

8.	Brief analysis of the reasons for achieving good operating results for the year

The major reasons for the substantial growth in the operating results of the Group during the Reporting Period are:

(a)	An increase in both physical production volume and sales prices of products. In 2010, total volume of goods produced by the Group amounted to 11,481,100 tons, up 29.24% year-on-year; and turnover amounted to RMB77,520.7 million (2009: RMB51,657.9 million), up 50.07%. Specifically, turnover increased by RMB15,824.3 million as a result of an increase in sales volume; and turnover increased by RMB10,038.5 million as a result of a rise in average sales prices.

(b)	The establishment of a market-oriented pricing mechanism for refined oil products. In 2010, the prices of domestic refined oil products continued to be indirectly brought in line with the prices of crude oil in the international market in a controlled manner, ensuring the basic profit of the Group’s oil refining business.

(c)	Significant profits made by the petrochemical business. The domestic petrochemical industry delivered outstanding performance in 2010, with its economic share rising steadily and its total economic volume ranking the top globally. The Group’s petrochemical business also performed well, posting operating profit of RMB1,791.8 million (2009: RMB1,046.5 million), up 71.22%.

(d)	An increase in the Group’s share of profits of associates and jointly-controlled entities. In 2010, the Group’s share of profits of associates and jointly-controlled entities amounted to RMB661 million (2009: RMB464 million), representing an increase of 42.46% . Of such amount, the share of profits of Shanghai Secco Petrochemical Company Limited amounted to RMB538 million (2009: RMB134 million).

(e)	The Group further strengthened its internal management and reaped good results from unleashed potential, increased efficiency, reduced costs and expenses, as well as from energy conservation and consumption reduction efforts, so much so that the overall quality and level of operation improved to a significant extent. In 2010, various initiatives to unleash potential, increase efficiency and reduce costs and expenses have resulted in enhanced cost efficiencies amounting to RMB545 million.

Accounting judgment and estimates

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in note 1 of notes to the financial statements prepared under IFRS. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets” and CAS 8 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

Income tax differences

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2010. No provision has been made in the financial statements at 31 December 2010 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

Recognition of deferred tax assets

Deferred tax assets are recognised in respect of temporary deductible differences and the carryforward of unused tax losses. Management recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilised. At the end of each reporting period, management assesses whether previously unrecognised deferred tax assets should be recognised. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilised. In addition, management assesses the carrying amount of deferred tax assets that are recognised at the end of each reporting period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilised.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future pre-taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 31 December 2010, the Group would need to generate future taxable income of at least RMB 3,310 million, of which RMB 2,606 million is required to be generated by 2013, prior to the expiration of the unused tax losses. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient pre-tax income before the unused tax losses expire.

Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2010			2009			2008
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales

Synthetic Fibres	255.9	3,906.6	5.4	245.8	2,823.7	6.0	278.4	3,662.0	6.2
Resins and Plastics	1,620.2	14,900.0	20.7	1,543.3	12,263.6	25.9	1,462.6	14,850.3	25.0
Intermediate Petrochemicals	2,386.5	17,206.4	23.9	1,519.4	8,421.0	17.8	1,347.1	10,271.8	17.3
Petroleum Products	6,342.8	28,733.9	39.9	5,271.4	18,917.9	39.9	5,747.0	27,552.9	46.4
All others	—	7,349.0	10.1	—	4,919.1	10.4	—	2,992.8	5.1

Total	10,605.4	72,095.9	100.0	8,579.9	47,345.3	100.0	8,835.1	59,329.8	100.0

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2010		2009		2008
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales

Synthetic fibres
Net sales	3,906.6	5.4	2,823.7	6.0	3,662.0	6.2
Operating expenses	(3,471.0)	(4.8)	(2,812.3)	(5.9)	(5,313.5)	(9.0)

Segment profit/(loss) from operations	435.6	0.6	11.4	0.1	(1,651.5)	(2.8)

Resins and plastics
Net sales	14,900.0	20.7	12,263.6	25.9	14,850.3	25.0
Operating expenses	(13,908.9)	(19.3)	(11,419.3)	(24.1)	(17,027.0)	(28.7)

Segment profit/(loss) from operations	991.1	1.4	844.3	1.8	(2,176.7)	(3.7)

Intermediate petrochemicals products
Net sales	17,206.4	23.9	8,421.0	17.8	10,271.8	17.3
Operating expenses	(16,841.3)	(23.4)	(8,230.2)	(17.4)	(10,314.5)	(17.4)

Segment profit/(loss) from operations	365.1	0.5	190.8	0.4	(42.7)	(0.1)

Petroleum Products
Net sales	28,733.9	39.9	18,917.9	39.9	27,552.9	46.4
Other income	—	—	—	—	2,312.2	3.9
Operating expenses	(27,593.6)	(38.3)	(18,113.0)	(38.3)	(33,811.0)	(57.0)

Segment profit/(loss) from operations	1,140.3	1.6	804.9	1.6	(3,945.9)	(6.7)

Others
Net sales	7,349.0	10.1	4,919.1	10.4	2,992.8	5.1
Operating expenses	(7,314.0)	(10.1)	(4,747.0)	(10.0)	(2,993.3)	(5.1)

Segment profit/(loss) from operations	35.0	(0.0)	172.1	0.4	(0.5)	0.0

Total
Net sales	72,095.9	100.0	47,345.3	100.0	59,329.8	100.0
Other income	—	—	—	—	2,312.2	3.9
Operating expenses	(69,128.8)	(95.9)	(45,321.8)	(95.7)	(69,459.3)	(117.1)

Profit /(loss) from operations	2,967.1	4.1	2,023.5	4.3	(7,817.3)	(13.2)
Net financing costs	(95.2)	(0.1)	(321.1)	(0.7)	(330.4)	(0.6)
Investment income	0.2	0.0	222.8	0.5	131.8	0.2
Share of profit of associates and jointly controlled entities	661.3	0.9	241.3	0.5	1.5	0.0

Profit / (loss) before taxation	3,533.4	4.9	2,166.5	4.6	(8,014.4)	(13.5)
Income tax	(736.4)	(1.0)	(511.0)	(1.1)	1,812.7	3.1

Profit /(loss) for the year	2,797.0	3.9	1,655.5	3.5	(6,201.7)	(10.4)

Attributable to:
Equity shareholders of the Company	2,771.6	3.8	1,591.0	3.4	(6,238.4)	(10.5)
Non-controlling interests	25.4	0.1	64.5	0.1	36.7	0.1

Profit /(loss) for the year	2,797.0	3.9	1,655.5	3.5	(6,201.7)	(10.4)

Results of operations

The year ended 31 December 2010 compared to the year ended 31 December 2009.

Net sales

In 2010, net sales of the Group amounted to RMB72,095.9 million, representing an increase of 52.28% from RMB47,345.3 million of the previous year. In 2010, the world economy experienced a slow recovery under the impact of large-scale economic stimulus policies launched by various nations amid a complex environment. The world’s petroleum and petrochemical industry gradually emerged from the shadow of the global financial crisis, showing signs of recovery and slowly regaining a boom. The policies package introduced by China to cope with the impact of the global financial crisis came into full effect. Thereby, there was a significant increase in the supply and demand of petrochemical products, with the overall market supply and demand remaining stable and production and sales being carried out smoothly. Prices tended to stay on a steady rise and the overall price level in petroleum and chemical industry increased for the year. For the year ended 31 December 2010, the weighted average prices (excluding tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products increased by 32.89%, 15.73%, 30.09% and 26.23% respectively over the previous year.

1.	Synthetic fibres

In 2010, the Group’s net sales of synthetic fibre products amounted to RMB3,906.6 million, representing a 38.35% increase compared to RMB2,823.7 million in the previous year. The weighted average price of synthetic fibres increased by 32.89% as compared to the previous year. In particular, the price of acrylic fibre, the principal product of synthetic fibre of the Group, increased by 36.57% over the previous year driven by the price increase in cotton. In addition, the total sales volume of synthetic fibres increased by 4.09% as compared to the previous year due to the sales volumes of major synthetic fibre products rose to various degrees resulting from an increase of domestic market demand.

Net sales of synthetic fibre products accounted for 5.40% of the Group’s total net sales in 2010, representing a decrease of 0.60 percentage point as compared to the previous year.

2.	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB14,900.0 million in 2010, representing an increase of 21.50% as compared to RMB12,263.6 million in 2009. The weighted average price of resins and plastics in 2010 increased by 15.73% and sales volume in 2010 increased by 4.99%. Among resins and plastics products, the average sales price of polyester pellet for 2010 increased by 21.13% and sales volume increased by 8.25%; the average sales price of polypropylene increased by 17.96% and sales volume increased by 2.10%. The sales of polyester pellet and polypropylene accounted for 28.35% and 28.85% of the total sales of resins and plastics respectively.

Net sales of resins and plastics accounted for 20.70% of the Group’s total net sales in 2010, representing a decrease of 5.20 percentage points as compared to the previous year.

3.	Intermediate petrochemical products

The Group’s net sales of intermediate petrochemical products amounted to RMB17,206.4 million in 2010, representing an increase of 104.33% as compared to RMB8,421.0 million in 2009, with the weighted average price of intermediate petrochemical products increased by 30.09% as compared to the previous year. Following the commencement of operation of the 600,000-ton/year PX aromatics complex in the second half of 2009, the production volume and sales volume of intermediate petrochemical products increased significantly with a year-on-year increase of 57.07% in sales volume. Among the intermediate petrochemical products, weighted average prices of purified petroleum benzene and butadiene increased by 32.98% and 80.50%, respectively. The sales of purified petroleum benzene and butadiene accounted for 14.89% and 10.27% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical accounted for 23.90% of the Group’s total net sales in 2010, representing an increase of 6.10 percentage points as compared to the previous year.

4.	Petroleum products

The Group’s net sales of petroleum products amounted to RMB28,733.9 million in 2010, representing an increase of 51.89% as compared to RMB18,917.9 million in the previous year, with the weighted average product prices increased by 26.23% as compared to 2009 while sales volume increased by 20.32%. Due to the impact of significant increase in demand of domestic market, the market demand for diesel and gasoline increased as compared to the previous year which led to the increases of 25.32% and 18.04% in the Group’s sales volume of diesel and gasoline respectively. The sales of diesel and gasoline accounted for 58.36% and 19.19% of the total sales of petroleum products respectively.

Net sales of petroleum products accounted for 39.90% of the Group’s total net sales in 2010, basically at par with the previous year.

5.	Other activities

The Group’s net sales of other activities amounted to RMB7,349.0 million in 2010, representing an increase of 49.40% as compared to RMB4,919.1 million in the previous year. Such increase in the net sales was mainly attributed to a significant increase in the Group’s trading volume of petrochemical products as compared to the previous year.

Net sales of other activities accounted for 10.10% of the Group’s total net sales in 2010, basically at par with the previous year.

Operating Expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses of the Group increased substantially by 52.53% to RMB69,128.8 million in 2010 as compared to RMB45,321.8 million in 2009. The operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and other activities amounted to RMB3,471.0 million, RMB13,908.9 million, RMB16,841.3 million, RMB27,593.6 million and RMB7,314.0 million, respectively, representing increases of 23.42%, 21.80%, 104.63%, 52.34% and 54.08%, respectively, as compared to 2009.

1.	Synthetic fibres

The Group’s operating expenses of synthetic fibres in 2010 increased by RMB658.7 million as compared to the previous year, primarily due to increased unit prices for raw materials (eg. acrylonitrile) for producing synthetic fibres and an increase in production volume.

2.	Resins and plastics

The Group’s operating expenses of resins and plastics in 2010 increased by RMB2,489.6 million as compared to the previous year, which was primarily due to increased unit costs for raw materials such as ethylene and propylene.

3.	Intermediate petrochemicals

The Group’s operating expenses of intermediate petrochemicals in 2010 increased by RMB8,611.1 million as compared to the previous year, which was mainly attributable to a significant increase in sales volume of intermediate petrochemical products, and the corresponding increases in costs and expenses of intermediate petrochemical products resulting from the increase in unit cost of intermediate petrochemical products following the increase in average unit cost of crude oil during the year.

4.	Petroleum products

The Group’s operating expenses of petroleum products in 2010 increased by RMB9,480.6 million as compared to the previous year, primarily due to the increase in crude oil prices (which was the major production raw material of the Group) and an increased processing volume, which directly led to an increase in the operating expenses of petroleum products.

5.	Other activities

The Group’s operating expenses of other activities in 2010 increased by RMB2,567.0 million as compared to the previous year, which was primarily attributable to increased costs and expenses of petrochemical products resulting from a significant increase in external sales volume of petrochemical products.

—	Cost of sales

The Group’s cost of sales amounted to RMB68,313.9 million in 2010, representing a significant increase of 51.77% compared to RMB45,010.2 million in 2009. Cost of sales accounted for 94.75% of the net sales for 2010, primarily due to an increase in crude oil prices in 2010 which was the Group’s major raw material and a significant increase in product sales volume.

1.	Crude Oil

In 2010, the Group processed 10,520,700 tons of crude oil (including 408,900 tons of crude oil processed on a sub-contracting basis), representing an increase of 1,762,900 tons as compared to 8,757,800 tons in the previous year. The volumes of imported crude oil and domestic offshore crude oil processed by the Group were 9,560,300 tons and 960,400 tons, respectively.

The total cost of crude oil processed by the Group in 2010 amounted to RMB39,694.6 million, representing a significant increase of 50.07% as compared to RMB26,450.0 million in the previous year and accounting for 58.11% of the total cost of sales. The weighted average cost of crude oil of the Group was RMB3,925.56 per ton, representing an increase of 29.98% as compared to the previous year. The average costs of imported crude oil and domestic offshore crude oil were RMB3,921.28 per ton and RMB3,966.34 per ton, respectively.

2.	Other expenses

The Group’s expenses for other auxiliary raw materials were RMB14,699.0 million in 2010, representing a significant increase of 90.28% as compared to RMB7,725.0 million in the previous year, which was primarily attributable to an increase in the cost of auxiliary raw materials as a result of the increase in the crude oil price, and an increase in the consumption of ancillary materials as a result of the increase in the crude oil processing volume.

—	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB628.8 million in 2010, representing an increase of 39.61% as compared to RMB450.4 million in the previous year, mainly due to an increase in the sales transportation expenses as a result of an increase in sales volume of the Group during the Reporting Period, and an increase in agency fees with respect to product sales in routine (continuing) connected transactions resulted from the increase in production volume.

—	Other operating income

The Group’s other operating income amounted to RMB109.8 million in 2010, a decrease of 60.39% compared to RMB277.2 million in the previous year, which was primarily due to an income of RMB91.8 million generated from the disposal of lease prepayments on land and an income of RMB72.2 million generated from the disposal of other investment in 2009, which did not occur during the Reporting Period.

—	Other operating expenses

The Group’s other operating expenses increased from RMB138.3 million in the previous year to RMB296.0 million in 2010, representing an increase of 114.03%, which was primarily due to an increase of RMB139.7 million in the Group’s impairment losses of fixed assets during the Reporting Period as compared to the previous year. In addition, the Group’s loss on disposal of fixed assets during the Reporting Period increased by RMB28.6 million as compared to the previous year.

Profit from operations

The Group’s profit from operations amounted to RMB2,967.1 million in 2010, representing a significant increase of RMB943.6 million as compared to RMB2,023.5 million in the previous year, which was primarily due to a significant increase in the Group’s operating efficiency during the Reporting Period.

Net financing costs

The Group’s net financing costs were RMB95.2 million in 2010, representing a significant decrease of 70.35% as compared to RMB321.1 million in previous year, which was primarily attributable to an increase of RMB157.2 million in net foreign exchange gain of the Group during the Reporting Period, and a decrease of RMB84.0 million in interest expense as compared to the previous year.

Investment income

The Group’s investment income was RMB0.2 million in 2010. In 2009 the Group’s investment income was RMB222.8 million, which mainly comprised of gain on disposal of available-for-sale financial assets.

Profit before taxation

The Group’s profit before taxation was RMB3,533.4 million in 2010, representing a substantial increase of RMB1,366.9 million as compared to RMB2,166.5 million in the previous year.

Income tax

The Group’s income tax expense was RMB736.4 million in 2010, representing an increase of RMB225.3 million as compared to RMB511.1 million in the previous year. The change was in line with the increase on taxable income of the Group.

In accordance with the PRC Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Group in 2010 was 25% (2009: 25%).

Profit for the year

The Group’s profit for the year was RMB2,797.0 million in 2010, representing an increase of RMB1,141.5 million as compared to RMB1,655.5 million in the previous year.

B.	Analysis of the Company’s principal operations and performance (prepared under CAS)

1	Principal operations by segment or product

By segment or product	Operating income	Operating cost	Gross profit margin	Increase/ decrease of operating income as compared to the previous year	Increase/ decrease of operating cost as compared to the previous year	Increase/ decrease of gross profit margin as compared to the previous year
	(RMB’000)	(RMB’000)	(%)	(%)	(%)	(percentage point)

Synthetic fibres	3,955,396	3,081,724	22.09	38.26	22.65	9.92
Resins and plastics	15,065,276	13,176,784	12.54	21.42	26.72	-3.65
Intermediate petrochemicals	17,399,592	16,136,223	7.26	104.43	107.23	-1.25
Petroleum products	33,734,607	26,115,933	22.58 note	47.08	49.53	-1.27
Others	7,436,316	7,276,791	2.15	48.54	61.63	-7.92
Including: connected transactions*	40,922,006	34,058,958	16.77	50.64	49.94	0.39

Note:	The gross profit margin is calculated according to the price of petroleum products which includes consumption tax. The gross profit margin of petroleum products after deducting consumption tax amounted to 7.76%.

*	For details of necessity, continuity and price-setting principles of connected transactions, please refer to the section headed “Connected transactions in relation to routine operations” under “Major Events” in the full text of the 2010 annual report.

2.	Principal operations by geographical location

Unit: RMB’000

Geographical location	Operating income	Increase/decrease of operating income compared to the previous year (%)

Eastern China	71,668,261	49.32
Other regions in the PRC	5,442,572	52.10
Exports	480,354	225.60

C.	Liquidity and Capital Resources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated bank. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

Capital Sources

Net cash inflows from operating activities (prepared under IFRS)

The Group’s net cash inflows from operating activities amounted to RMB3,973.7 million in 2010, representing an increase in cash inflows of RMB626.8 million as compared to net cash inflows of RMB3,346.9 million in the previous year. Due to the significant improvement in the Group’s operating activities during the Reporting Period, net cash inflows from profit before tax (net of depreciation and impairment losses of fixed assets) amounted to RMB5,426.8 million in 2010, representing an increase of RMB1,513.0 million of cash inflows compared to net cash inflows of RMB3,913.8 million in the previous year. The Group’s decreased inventory balance led to an increase in operating cash flow of RMB1,512.8 million in 2010 (as compared to a decrease in operating cash flow of RMB2,391.6 million due to increased inventories at the end of the previous year). Increases in the year-end balances of debtors, bills receivable and prepayments led to a decrease in operating cash flow of RMB1,571.1 million in 2010 (as compared to a decrease in operating cash flow of RMB202.9 million during the previous year as a result of an increase in such year-end balances). Decreases in the year-end net balances of amounts due to related parties led to a decrease in operating cash flow of RMB1,881.4 million (as compared to an increase in operating cash flow of RMB1,362.4 million during the previous year as a result of an increase in such year-end balances).

Cash flow breakdowns of the Group during the Reporting Period (prepared under CAS)

	2010 RMB’000	2009 RMB’000

Net cash inflow from operating activities	4,243,832	3,703,542
Net cash outflow from investing activities	(463,306)	(2,175,372)
Net cash outflow from financing activities	(3,805,977)	(2,029,936)

Borrowings

The total borrowing of the Group at the end of 2010 amounted to RMB4,570.4 million, representing a decrease of RMB3,508.5 million as compared to the end of the previous year, of which short-term debts decreased by RMB3,379.2 million, and long-term debts decreased by RMB129.3 million.

The Group managed to maintain its asset-liability ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the capital expenditures plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to pay dividends on its shares.

Liability-to-asset ratio (prepared under IFRS)

As at 31 December 2010, the Group’s liability-to-asset ratio was 37.62% (2009: 48.85%). The ratio is calculated using this formula: total liabilities/total assets.

D.	Research and Development, Patents and Licenses

The Group comprises a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2008, 2009 and 2010 were RMB47.3 million, RMB40.3 million and RMB58.2 million, respectively, representing approximately 0.1% of the total turnover for those years.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

E.	Off-Balance Sheet Arrangements

Please refer to the section “Guarantees” under 7.1 of this summary and notes 29 and 30 to the financial statements under IFRS in the full text of the 2010 annual report for details of the Group’s external guarantee and capital commitments.

F.	Contractual Obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2010:

		As at 31 December 2010 payment due by period
	Total (RMB’000)	Less than 1 year (RMB’000)	1-3 years (RMB’000)	4-5 years (RMB’000)

Contractual obligations
Short-term borrowings and short-term bonds payable	4,295,438	4,295,438	—	—
Long-term borrowings (including the amounts due within one year)	275,000	100,000	175,000	—

Total contractual obligations	4,570,438	4,395,438	175,000	—

G.	Description of substantial changes in the Company’s major financial data during the Reporting Period as compared to the previous year (prepared under CAS)

(Details of reporting items with annual changes of 30% or more and occupying 5% or more of the Group’s total assets at the reporting date or 10% or more of the profit before income tax for the Reporting Period, together with reasons for the changes)

Unit: RMB’000

	For the years ended 31 December		Increase/ decrease amount	Change (%)	Reason for change
Item	2010	2009

Operating profit	3,540,888	2,057,894	1,482,994	72.06	Gross profit of sales increased significantly in 2010.
Profit before income tax	3,453,744	2,136,251	1,317,493	61.67	Gross profit of sales increased significantly in 2010.
Net profit for the year	2,729,092	1,626,076	1,103,016	67.83	Gross profit of sales increased significantly in 2010.
Net profit attributable to equity shareholders of the Company	2,703,734	1,561,605	1,142,129	73.14	Gross profit of sales increased significantly in 2010.

Operating income	77,591,187	51,722,727	25,868,460	50.01	Both the unit price and sales volume increased in 2010.
Operating costs	65,787,455	42,665,330	23,122,125	54.19	Both the crude oil purchase costs and sales volume increased in 2010.
Selling and distribution expenses	578,761	410,432	168,329	41.01	Both the sales transportation fees and sales commission fees increased in 2010.
Impairment losses	433,465	154,836	278,629	179.95	Provision of impairment losses on fixed assets and inventories increased.
Income tax expense	724,652	510,175	214,477	42.04	Operating results grew substantially.

Unit: RMB’000

Item	As at 31 December 2010	As at 31 December 2009	Increase/ decrease amount	Change (%)	Reason for change

Bills receivable	2,043,493	603,701	1,439,792	238.49	Sales increased and discounted bills decreased.
Short-term loans	3,295,438	6,700,398	-3,404,960	-50.82	Short-term loans were repaid during the year.
Retained earnings	2,670,215	462,029	2,208,186	477.93	Profit during the year increased significantly and profit of the previous year was mainly used to make good of prior year losses.

H.	Analysis of performance and results of the companies in which the Company has controlling interests or investment interests during the Reporting Period

As at 31 December 2010, the Company had more than 50% equity interests in the following principal subsidiaries:

Company	Place of registration	Principal Activities	Place for principal activities	Class of legal person shares	Percentage of the equity held by the company (%)	Percentage of the equity held by subsidiaries (%)	Registered Capital (‘000)		Net Profit/ (loss) for 2010 (RMB’000)

Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB	800,000	90,974

China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB	25,000	24,764
Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	50.38	US$	4,750	5,342
Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	41,375
Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited company	75	—	RMB	250,000	(50,923)
Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	(2,085)

None of the subsidiaries has issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB847.2 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company set up in the PRC; and an equity interest of 20%, amounting to RMB2,047.6 million, in Shanghai Secco Petrochemical Company Limited, a company set up in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. consists of planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai Secco Petrochemical Company Limited is the production and distribution of petrochemicals.

In 2010, no controlling subsidiary had more than 10% effect on the net profit of the Group.

I.	Major suppliers and customers

The Group’s top five suppliers in 2010 were China International United Petroleum & Chemical Co., Ltd., Sinochem Petroleum Company Limited, China Petroleum & Chemical Corporation, Shanghai Secco Petrochemical Company Limited and China National Offshore Oil Corporation and. Total procurement cost from these suppliers accounted for 80% of the total procurement cost by the Group during the year, amounting to RMB47,096.7 million. The procurement cost from the largest supplier amounted to RMB23,066.5 million, representing 39% of the total cost of purchases by the Group during the year.

The Group’s top five customers during 2010 were Sinopec Huadong Sales Company Limited, China Petroleum & Chemical Corporation, Oriental Petrochemical (Shanghai) Corporation, Sinopec Yizheng Chemical Fibre Company Limited and Shanghai Secco Petrochemical Company Limited. The total sales derived from these customers amounted to RMB40,959.1 million, representing 53% of the Group’s total turnover during the year. The sales derived from the largest customer amounted to RMB29,025.1 million, representing 37% of the turnover during the year.

To the knowledge of the Board, in relation to the above supplies and customers, none of the Directors (or their associates) or shareholders of the Company had any interest in Sinochem International Company Limited, China National Offshore Oil Corporation and Oriental Petrochemical (Shanghai) Corporation. China Petroleum & Chemical Corporation is the controlling shareholder of the Company. China International United Petroleum & Chemical Co. Ltd, Sinopec Huadong Sales Company Limited and Sinopec Yizheng Chemical Fibre Company Limited are subsidiaries of China Petroleum & Chemical Corporation, the controlling shareholder of the Company. The Company owns an equity interest of 20% in Shanghai Secco Petrochemical Company Limited.

J.	Others

Employees

As at 31 December 2010, the Group had 16,369 employees in total. Among them, there were 9,023 production staff, 6,014 sales representatives, financial personnel and other personnel and 1,332 administrative staff. There were 37.16% of the employees who had tertiary qualifications or above.

Purchase, Sale and Investment

Save and except as disclosed in this annual report, there was no material purchase or sale of the Group’s subsidiaries or associates or any other material investments during 2010.

Pledge of Assets

As at 31 December 2010, no fixed asset was pledged by the Group (31 December 2009: RMB nil).

K.	Items related to fair value measurement

Unit: RMB’000

Item (1)	Amount at the beginning of the Reporting Period (2)	Gains or losses arising from changes in fair value for the Reporting Period (3)	Cumulative gains or losses previously reported in equity (4)	Impairment made for the Reporting Period (5)	Amount at the end of the Reporting Period (6)

Financial assets
Including:
Available-for-sale financial assets
- other current assets	700,000	—	215	—	—

Subtotal of financial assets	700,000	—	215	—	—

L.	Status of holding foreign currency financial assets and financial liabilities

As at 31 December 2010, the Group held foreign currency denominated bank deposits and loans and borrowings, equivalent to RMB12,998,000 and RMB2,529,441,000, respectively.

M.	Company’s Outlook on Future Development (Business Prospects)

1.	Industry’s trends and competition that the Company is faced with

In 2010, the world economy is expected to continue to resume growth, but the deep-rooted impact of the global financial crisis has not completely gone. The economy will be characterized by increasing instabilities and uncertainties, a slow, complex and winding recovery process and a slowed growth rate. In a very complex international environment, the Chinese economy, however, has the favorable conditions for maintaining steady and relatively fast development. The improving macroeconomic situation will be further consolidated and the implementation of the Twelfth Five-year Plan will inject new vitality and impetus into the economy. A full start of the planning for strategic emerging industries, accelerated development on urbanization and industrialization, upgraded consumption of residents and so on will boost domestic demand further. The application of a proactive fiscal policy and a prudent monetary policy will make macrocontrols more specific, flexible and effective. The overall competitiveness of enterprises has been enhanced after the onslaught of the global financial crisis. However, the Chinese economy is facing a number of conflicts and problems as well, such as the fact that the endogenous growth momentum for the economy has not been fully restored, that price increases, that marginal effect of the stimulus policy is gradually decreasing, that potential financial risks remain and that long-standing issues such as an irrational economic structure and a raw development mode have become more evident. China’s economic growth rate in 2011 is anticipated to decline from 2010.

The overall trend of international crude oil prices could rally upward in 2011 due to a number of factors such as a gradual recovery of the world economy, continuous growth in oil demand with a relatively tight supply, coupled with rising inflationary pressures, increased geopolitical risks, intensified climate change, continuous weakness of the U.S. dollar and speculations by speculative funds. The global petroleum and petrochemical industry will continue to maintain the recovery momentum, with a growth rate higher than that of global economic growth. The stable and relatively fast growth momentum of China’s petroleum and petrochemical industry will be sustained as the focus of the macro-control policy is changed from expansion to steady development, but the development environment remains very challenging. With respect to the favorable factors, the macroeconomic situation will improve further and the full start of the planning for the development of strategic emerging industries such as energy conservation, environmental protection, new generation of information technology, biotechnology, high-end equipment manufacturing, new energy, new materials and new energy vehicles will give rise to the commencement of a large number of investment projects for industrial upgrade, and a number of new industrial growth drivers will drive increasing demand from the domestic market for petroleum and petrochemical products. As to the unfavorable aspects, international crude oil prices will continue to stay high; the growth in the petrochemical industry will slow as the cost pressures in the oil refining industry have not been fully relieved under the high oil prices; and the increase in demand from the domestic market will slow in general although such demand will continue to rise. Market competition will become more intense due to the structural overcapacity, a surge in petrochemical imports from the Middle East and neighboring countries and regions, and a quickened development pace for alternative energy such as coal-to-oil and non-petroleum chemicals such as coal-to-alkene. Inflationary pressures tend to increase; international trade conflicts will intensive due to limited room for growth in external demand; and pressure is mounting on energy conservation and emissions reduction.

2.	New business plans for 2011

2011 marks the commencement of the “Twelfth Five-year Plan”. The Group will actively capitalize on the favorable market environment and opportunities; focus on safety, environmental protection, energy conservation and emissions reduction; promote a green and healthy environment; continue to maintain safe and stable production and operation; improve sophisticated management standards on an ongoing basis; steadily push forward various internal reform programs; fully proceed with the construction of the Phase 6 Project; further strengthen staff team building; continue to maintain the harmony and stability of the enterprise; and endeavor to achieve stable growth in profitability.

To achieve its business objectives in 2011, the Group will conscientiously carry out the tasks in the following areas:

(a)	Consistently devoting efforts to HSE (health, safety and environment), energy conservation and emissions reduction work.

The Group will devote efforts to production safety, environmental protection, occupational health, energy conservation and emissions reduction as it did in the past. It will put safety and environmental protection work as its priority by fully implementing the all-staff HSE accountability system to strictly prevent safety and environment-related accidents and control the discharge of pollutants; continue to step up troubleshooting, prevention and control by increasing efforts to strengthen safety and environmental monitoring in key areas, key plants and vital parts; and improve the archives of occupational health of employees and implement prevention and control measures for occupational hazards. In accordance with the control objectives for energy conservation and emissions reduction set in the “Twelfth Five-year Plan”, it will further proceed with various tasks and fully enforce the responsibilities and measures for energy conservation and emissions reduction.

(b)	Continuously optimizing production and operation for profitability.

The Group will continue to leverage the overall strength in the oil refining-petrochemical integrated industry chain, endeavor to maintain high-load and stable operation of its oil refining and petrochemical plants, and further increase the total physical production volume of products. It will continue to improve the management and optimization of production and operation, establishing and strengthening the PIMS system to improve the overall efficiency of production and operation. It will further push forward the optimization and adjustment of raw and auxiliary materials, product mix, fuel, power and other aspects, further enhancing the standards for major technical and economic indicators. It will endeavor to reduce the procurement costs of crude oil, bulk raw materials of petrochemicals and fuels, as well as the operating costs of plants and various production and operation expenses; make efforts on product sales and after-sales service; and increase market shares, with a view to improving profitability.

(c)	Pushing forward in full scale the construction of the Phase 6 Project and the progress on corporate technology.

In accordance with its requirements for “sound and fast development”, the Group will push forward the construction of the Phase 6 Project which comprises the refinery renovation project as the principal component. It will strengthen the all-process management of the project construction and lay emphasis on controls over safety, progress, quality and costs, endeavoring to build the Phase 6 Project as a “safe, quality, profitable and sunshine project”. It will continue to focus on the “bottle neck” in production operations and “short board” in market competition; accomplish practical technology development, new technology application as well as research and development of high value-added products; and seek to explore a new direction and a new way for the industry and product mix adjustments. It will continue to further the application of the computerization project and strive to rank top in Sinopec Corp’s evaluation on corporate information system development and application standards.

(d)	Pushing forward sophisticated management on an ongoing basis

With reference to the international and domestic advanced levels, the Group will deepen the work that highlights “comparing, learning, catching with and surpassing the advanced levels and assisting under-performers”, and improve the corporate sophisticated management standards on an ongoing basis. It will establish a long-acting mechanism for the campaign, formulate plans for implementing recommendations to improve its operation, and integrate such recommendations into every segment of production, operation and management. It will establish an all-staff system governing the indicators for cost objectives, and a standard flow to push forward the management of cost objectives for all staff on an ongoing basis. It will further improve budget management; and strengthen the formulation, control, analysis and evaluation of budget. It will lay down standardized operations that regulate internal control processes and push forward a full-scale implementation of the internal control system for all staff and in all processes within the Company.

(e)	Further enhancing management system and mechanism

Based on the “flat, specialized and standardized” direction for the management system, the Group will modify and improve the management system and mechanism to further enhance organizational performance. It will integrate various elements and resources of management; regulate the organizational structure, job responsibilities, staffing and operation flow; and build a three-tier management model covering “company-management-workshop”. It will commence the establishment of an integrated management system in full scale; systematically smoothen and comprehensively modify the existing system; and complete the standardization reform for the system within the year. It will improve an all-staff performance appraisal system to further strengthen the appraisal of organizational performance. It will reinforce the management of foreign investment businesses to enable them to become leading, specialized and superior enterprises that support the principal operations. The Group will continue to accomplish good tracking management of reformed enterprises to facilitate the continuous improvement of their capabilities and standards for self-management, self-operation and self-development.

(f)	Proactively maintaining a cohesive, harmonious and stable corporate atmosphere.

The Group will conscientiously implement the development outline for building a corporate culture. It will vigorously carry out practical education activities for corporate culture, and proactively nurture an institutional culture and behavioral style being consistent with corporate values and philosophy, thereby creating a positive, harmonious, stable, striving and dedicated atmosphere. It will continue to reinforce the building of the operation management team, the professional technical team and the skills operation team; further improve and optimize the restructuring of human resources; smoothen the path for the development of technical and skilled staff; improve the remuneration and benefits systems for staff; and improve the working environment and living conditions for staff, with a view to fully mobilizing the enthusiasm and creativity of different staff and continuously enhancing the cohesiveness and sense of belonging among staff so as to ensure the safety, stability and harmony of the enterprise.

3.	The risks to which the Company may be exposed in its future development

(1)	The cyclical characteristics of the petroleum and petrochemical industries as well as the volatility in the prices of crude oil and petrochemical products may have an adverse impact on the Group’s operation.

A large part of the Group’s operating revenue is derived from the revenue of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive towards changes in the macro economy as well as regional and global economic conditions, changes in productivity and output, changes in the prices and supply of raw materials, changes in consumer demand and changes in the prices and supply of substitutes. These factors have a major impact, from time to time, on the prices of the Group’s products available in the regional and global markets. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will be subject to the increasing impact of the petrochemical cycle of the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile and uncertain. Increased crude oil prices and decreased petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil prices.

At present, a significant amount of crude oil is being consumed by the Group for the production of petrochemical products. More than 90% of the crude oil required has to be imported. In recent years, crude oil prices have been fluctuating significantly due to a number of factors, and the Group cannot rule out the possibility that a number of major unexpected events may cause a suspension in crude oil supply. Although the Group attempted to mitigate the effect of increased costs due to rising crude oil prices by passing on the increased costs to the Group’s customers, the Group’s ability to pass on the increased costs to its customers is subject to market conditions and the State’s control. Since there is a time lag between the rise in crude oil prices and the rise in petrochemical products prices, increased costs cannot be totally offset by increasing the sales prices of the Group’s products. In addition, the State also imposes stringent control over the distribution of many petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as the subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the increases in these prices cannot be totally offset by the increases in the sales prices of the Group’s petroleum products. This has created, and will continue to create, a major adverse impact on the Group’s financial condition, operating results or cash flow.

(3)	Substantial capital expenditures and financing requirements are needed for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s capability to maintain and increase income, net income and cash flows has a bearing upon ongoing capital expenditures. The Group’s estimated capital expenditures amount to RMB3,000.0 million in 2011 (2010: RMB1,364.0 million), which will be met by financing activities and part of the Group’s internal funds. The Group’s real capital expenditures may vary significantly due to the Group’s capability to generate sufficient cash flow from operations, investments and other factors that are beyond the control of the Group. Besides, there is no assurance as to whether the Group’s capital projects will be completed or, if completed, at what costs, or whether success will be made as a result of the completion of such projects.

The Group’s capability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial condition and cash flow in future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market; and grant of government approval documents, other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(4)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Wastes (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations are in full compliance with the requirements of all applicable Chinese environmental protection laws and regulations. However, the Chinese Government has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the State or local governments will not enact more regulations or enforce certain regulations more strictly which may cause the Group to incur additional expenses on environmental protection measures.

(5)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in the Chinese political and economic scenes. In July 2005, the PRC Government significantly changed its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily. In addition, the Chinese Government has been under the international pressure which required it to further ease the policy on the exchange rate, and as a result may further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenues are denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize our profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

(6)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with Sinopec Corp., the controlling shareholder of the Group; Sinopec, the controlling shareholder of Sinopec Corp.; as well as connected parties (subsidiaries or associates) thereof. These connected transactions include: provisions of the purchase of raw materials, the agency sale of petrochemical products, the construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Group by these connected parties; and the Group’s sale of petroleum and petrochemical products to Sinopec Corp. and its connected parties. The aforesaid connected transactions and services conducted by the Group are carried out under normal commercial terms and terms of relevant agreements. However, if Sinopec Corp. and Sinopec refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be subject to an adverse impact. Besides, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or may be competing with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interest may be in conflict with that of the Group, it may act for its own benefit regardless of the interest of the Group.

(7)	Risks associated with the control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Company, owns 4,000,000,000 shares of the Company, representing 55.56% of the total number of shares of the Company and assumes an absolute controlling position. Sinopec Corp. may, by taking advantage of its controlling position, exercise influences over the Group’s production operation, funds allocations, appointments or removals of senior staff and so forth, thereby producing an adverse impact on the Group’s production operation as well as minority shareholders’ interests.

(8)	Risks associated with the failure to complete the share reform.

Commissioned by the shareholders of non-tradable shares, the Company initiated a share reform proposal first in October 2006 and subsequently in December 2007, but the two share reform proposals failed to obtain approval by the shareholders of tradable A shares because such shareholders disagreed with the share reform proposals. According to the relevant regulations, starting from 8 January 2007, the Shanghai Stock Exchange began to adopt a special arrangement of differentiated system for listed companies that were unable to complete the share reform, under which the range of share price movements for such A shares were unitarily adjusted up or down by 5% each day, with a trading information disclosure system equivalent to that of ST and *ST stocks applied to such stocks. It does not rule out the possibility that the CSRC and the Shanghai Stock Exchange may set more limits for companies which have not yet completed the share reform. In addition, CSRC will keep paying special attention to the implementation of share reforms by the listed companies which have not yet implemented share reforms when reviewing any securities-related applications by such listed companies, their substantial shareholders or de facto controller. Such regulations may have an adverse impact on the business environment, market image and market financing activities of the Company.

6.2	Principal operations by segment and product

Please refer to section 6.1.

6.3	Principal operations by geographical location

Please refer to section 6.1.

6.4	Projects from non-raised capital

In 2010, the capital expenditure of the Group amounted to RMB1,364.0 million, representing a decrease of 35.67% as compared to RMB2,120.3 million in 2009. Major projects include the following:

Project	Total project investment RMB million	Project progress as at 31 December 2010

Natural Gas Integrated Utilization Project	195	Completed
The Refinery Upgrade Project	6,628	Preliminary work
The Carbon Fiber Project with a Capacity of 1,500 tons/year	848	Preliminary work
Upgrade Project for Optimization of Energy Saving and Consumption Reduction for No.2 Oxidation Device System	186	Under construction

Total	7,857	—

The Group’s capital expenditure for 2011 is estimated at approximately RMB3,000 million.

6.5	Plan for Profit Appropriation or Additions to Statutory Reserves by the Board

In 2010, the net profit of the Company amounted to RMB2,795,478,000 in accordance with CAS. The Company appropriated a statutory surplus reserve of RMB279,548,000 from 10% of the net profit. At 31 December 2010, retained earnings of the Company amounted to RMB2,618,154,000 in accordance with CAS (RMB2,199,804,000 in accordance with IFRS). The Board of the Company proposed to distribute a dividend of RMB1.00 per 10 shares (including tax), totaling RMB720,000,000 based on the total shares of 7,200 million as at 31 December 2010.

7	MAJOR EVENTS

7.1	Guarantees

Unit: RMB’000

The Group’s External Guarantees (excluding guarantees to subsidiaries)
Amount of guarantees signed during the Reporting Period (excluding guarantees to subsidiaries)	—
Amount of guarantees at the end of the Reporting Period (A) (excluding guarantees to subsidiaries)	—
The Group’s guarantees to subsidiaries
Amount of guarantees to subsidiaries signed by the Company during the Reporting Period	—
Amount of guarantees to subsidiaries at the end of the Reporting Period(B)	200,000

Total guarantee amount (including guarantees to subsidiaries)
Total guarantee amount (A+B)	200,000
Total guarantee amount as a percentage of net asset value of the Company (%) of which:	1.12
Amount of guarantee provided for shareholders, de facto controller or the other connected parties(C)	—
Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70% directly or indirectly(D)	200,000
Total amount of guarantee over 50% of the net asset(E)	—

Total guarantee amount of the above three items(C+D+E)	200,000

7.2	Major Connected Transactions

7.2.1	Connected transactions in relation to daily operation

Major connected transactions involving purchases and sales of goods and services

Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of total amount of the same type of transaction (%)

Income from sales of products and services income	Sinopec Huadong Sales Company Limited	29,019,075	37.43
	Other related parties	11,902,931	15.35

Purchases	China International United Petroleum & Chemical Co., Ltd.	23,066,452	39.09
	Other related parties	14,534,248	24.63

Installation fees	China Petrochemical Corporation and its subsidiaries	88,586	65.14

This includes an amount of RMB39,324,426,940 for the connected transactions in respect of the sales of products or the rendering of services to the controlling shareholder and its subsidiaries by the listed company during the Reporting Period.

7.2.2	Connected creditor’s rights and liabilities

Unit: RMB’000

		Funds provided to connected parties			Funds provided by connected parties to the listed company
Connected party	Connected relationship	Net transaction	Balance		Net transaction	Balance
Sinopec Corp. and its subsidiaries	Controlling shareholder	8,191	8,191	note1	(159,019)	16,199
Sinopec and other related parties	Controlling company of the controlling shareholder and other related parties	1,821	8,491	note2	(944)	28,525

Total		10,012	16,682		(159,963)	44,724

During the Reporting Period, the funds the Company had provided to the controlling shareholder and its subsidiaries						8,191
The balance of funds provided by the Company to the controlling shareholder and its subsidiaries						8,191

Note 1:	The balance of funds provided by the Group to the controlling shareholders at the end of the Reporting Period mainly included unsettled receivables arising from provision of services to the controlling shareholders’ subsidiaries;
Note 2:	The balance of funds provided by the Group to other connected parties at the end of the Reporting Period mainly included unsettled receivables arising from provision of service to the Group’s associates and jointly controlled entities and the unreceived dividends from Shanghai Secco Petrochemical Company Limited, the Company’s associate.

7.3	Trust Financial Management

The Company purchased a financial product bearing floating return rates for RMB700,000,000 from domestic banks in China on 30 December 2009. The financial products mainly invest in bond securities and equity securities. The Company redeemed those financial products on 8 January 2010 and recorded a gain of RMB215,000.

7.4	The Company has disclosed the Board’s self-assessment report on the internal control of the Company and a report of fulfilling corporate social responsibility. For details, please refer to the full text of 2010 annual report.

7.5	Purchase, sale and redemption of shares

During the year, no purchase, sale or redemption was made by the Company or any of its subsidiaries.

7.6	Audit Committee

The Audit Committee of the Company reviewed with the management the accounting principles and standards adopted by the Company and discussed matters regarding auditing, internal control and financial reporting, including reviews of the audited annual report for the year ended 31 December 2010.

8	REPORT OF SUPERVISORY COMMITTEE

During the Reporting Period, the Supervisory Committee of the Company continued to refine the check balance system of the Company and promoted and regulated the corporate governance structure in accordance with the relevant State laws and regulations such as the Company Law and the Articles of Association. It conscientiously discharged its duties and exercised supervision over the management’s compliance with the relevant laws and regulations including the Company Law and the Corporate Governance Principles for Listed Companies. It also supervised the enforcement of resolutions passed at shareholders’ general meetings and Board meetings, the compliance with decision-making procedures by the Board and the implementation of the internal control system. Meanwhile, it conscientiously conducted inspection on the financial system and the financial position of the Company.

The Supervisory Committee considers that in 2010 the Board conscientiously exercised the rights and obligations conferred under the relevant State laws and regulations such as the Company Law and the Articles of Association, and made scientific decisions on major matters such as production and operations, reform and development in a lawful manner. Based on “advanced learning, sophisticated management, acceleration of development and solidarity” as the work mainstream, supported by a campaign that highlights “excelling in performance” and “comparing, learning, catching up with and surpassing the advanced levels and assisting under-performers”, the General Manager’s team, despite complex and volatile market conditions, led the entire staff of the Company in firmly capitalizing on market opportunities, increasing total output unswervingly, accelerating development in a solidified manner and enhancing efficiency by all possible means to fully ensure a harmonious and stable business. As a result, the Company has excellently accomplished all the production operation tasks for the year and delivered good operating results. None of the Board, the General Manager’s team or the senior management of the Company has been found to have acted against laws, regulations or the Articles of Association, or harmed the interests of the Company or the rights of the shareholders during the execution of their duties for the Company.

The Supervisory Committee was of the view that the financial reports of the Company prepared under CAS and IFRS for the year 2010 truthfully and fairly reflected the Company’s financial position and operating results. No breach of the financial and accounting system in the Company and its controlling subsidiaries’ operating activities was discovered. The standard unqualified audit reports issued by KPMG and KPMG Huazhen are objective and fair.

During the Reporting Period, the Company did not issue any share to raise funds.

During the Reporting Period, no damage on the shareholders’ interests or causing of loss of assets of the Company in the process of disposal of assets was discovered.

During the Reporting Period, the Company’s connected transactions were conducted on normal commercial terms and in accordance with the terms of the relevant agreements. No damage on the interests of the Company and its shareholders was discovered.

The Supervisory Committee reviewed the “Self-Assessment Report of the Board on Internal Control of the Company” on 24 March 2011 and was of the view that the Company complied with the principles of internal control system in accordance with the relevant provisions of the CSRC and the Shanghai Stock Exchange; established and effectively implemented a complete and reasonable internal control system according to the enterprise’s actual situation, which ensured normal operation of the Company’s business and the safety and integrity of the Company’s assets. In 2010, no material defects were found in the design or implementation of the Company’s internal control.

9	FINANCIAL STATEMENTS

9.1	Financial statements prepared under China Accounting Standards for Business Enterprises

9.1.1	Audit opinion

Financial report	☐ unaudited	✓ audit
Audit opinion	✓ standard unqualified	☐ non-standard

9.1.2	Financial Statements

Balance Sheets

	As at 31 December
	Group		Company
	2010 RMB’000	2009 RMB’000	2010 RMB’000	2009 RMB’000
Assets

Current assets
Cash at bank and on hand	100,110	125,917	89,224	101,076
Bills receivable	2,043,493	603,701	1,887,416	542,739
Accounts receivable	751,935	534,948	347,327	432,686
Prepayments	146,865	127,568	147,004	125,419
Dividends receivable	5,042	—	5,042	—
Other receivables	58,185	85,457	18,650	49,270
Inventories	5,352,301	6,883,834	5,110,036	6,658,450
Other current assets	73,910	700,000	21,729	700,000

Total current assets	8,531,841	9,061,425	7,626,428	8,609,640

Non-current assets
Long-term receivables	30,000	100,000	—	—
Long-term equity investments	3,526,290	2,969,646	4,578,274	4,035,372
Investment property	465,805	479,247	524,560	539,482
Fixed assets	13,802,184	15,205,731	13,176,847	14,541,119
Construction in progress	1,192,225	363,646	1,176,229	353,637
Intangible assets	537,599	557,172	432,418	445,450
Long-term deferred expenses	261,706	212,325	260,956	210,575
Deferred tax assets	810,454	1,509,130	810,225	1,508,769

Total non-current assets	20,626,263	21,396,897	20,959,509	21,634,404

Total assets	29,158,104	30,458,322	28,585,937	30,244,044

Liabilities and shareholders’ equity

Current liabilities
Short-term loans	3,295,438	6,700,398	3,116,438	6,424,998
Bills payable	41,034	722,271	41,034	878,105
Accounts payable	3,322,811	3,664,996	2,888,621	3,350,364
Advances from customers	809,908	529,282	741,364	513,071
Employee benefits payable	8,920	27,674	5,060	24,118
Taxes payable	1,042,054	635,930	1,013,520	627,964
Interest payable	24,553	20,155	24,553	20,155
Dividends payable	15,490	—	15,490	—
Other payables	834,780	903,944	1,325,260	1,518,220
Short-term debentures payable	1,000,000	1,000,000	1,000,000	1,000,000
Non-current liabilities due within one year	178,237	74,275	100,000	—

Total current liabilities	10,573,225	14,278,925	10,271,340	14,356,995

Non-current liabilities
Long-term loans	175,000	304,258	220,000	450,000
Other non-current liabilities	236,986	234,781	236,986	234,781

Total non-current liabilities	411,986	539,039	456,986	684,781

Total liabilities	10,985,211	14,817,964	10,728,326	15,041,776

Shareholder’s equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserve	2,914,763	2,882,278	2,914,763	2,882,278
Specific reserve	46,748	—	43,380	—
Surplus reserve	5,081,314	4,801,766	5,081,314	4,801,766
Retained earnings	2,670,215	462,029	2,618,154	318,224

Total equity attributable to equity shareholders of the Company	17,913,040	15,346,073	17,857,611	15,202,268
Minority interests	259,853	294,285	—	—

Total equity	18,172,893	15,640,358	17,857,611	15,202,268

Total liabilities and shareholders’ equity	29,158,104	30,458,322	28,585,937	30,244,044

These financial statements have been approved by the Board of Directors of the Company on 25 March 2011.

Rong Guangdao Chairman	Wang Zhiqing Vice Chairman and President	Ye Guohua Chief Financial Officer	(Company stamp)

Income statements

	For the year ended 31 December
	The Group				The Company
	2010 RMB’000		2009 RMB’000		2010 RMB’000	2009 RMB’000

Operating income		77,591,187		51,722,727	67,082,950	44,102,664
Less: Operating costs		65,787,455		42,665,330	55,526,570	35,454,622
Business taxes and surcharges		5,424,817		4,312,665	5,421,403	4,306,089
Selling and distribution expenses		578,761		410,432	496,337	333,805
General and administrative expenses		2,382,085		2,326,818	2,242,147	2,114,608
Financial expenses		95,219		310,726	84,951	288,508
Impairment losses		433,465		154,836	481,363	170,780
Add: Gains/(losses) from changes in fair value		—		-10,423	—	-10,423
Investment income		651,503		526,397	748,578	327,609
(Including: Income from investment in associates and jointly controlled enterprises)		651,288		231,372	620,957	224,328

Operating profit		3,540,888		2,057,894	3,578,757	1,751,438
Add: Non-operating income		49,354		150,156	48,832	147,923
Less: Non-operating expenses		136,498		71,799	133,567	70,744
(Including: Losses from disposal of non-current assets)		37,060		8,488	35,963	7,833

Profit before income tax		3,453,744		2,136,251	3,494,022	1,828,617
Less: Income tax expense		724,652		510,175	698,544	452,437

Net profit for the year		2,729,092		1,626,076	2,795,478	1,376,180

Attributable to:
Equity shareholders of the Company		2,703,734		1,561,605
Minority shareholders		25,358		64,471
Earnings per share:
Basic and diluted earnings per share	RMB	0.376	RMB	0.217

Other comprehensive income for the year		—		-82,903	—	-74,134

Total comprehensive income for the year		2,729,092		1,543,173	2,795,478	1,302,046

Attributable to
Equity shareholders of the Company		2,703,734		1,478,702
Minority shareholders		25,358		64,471

These financial statements have been approved by the Board of Directors of the Company on 25 March 2011.

Rong Guangdao Chairman	Wang Zhiqing Vice Chairman and President	Ye Guohua Chief Financial Officer	(Company stamp)

Cash flow statements

	For the year ended 31 December
	The Group		The Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	89,722,717	60,581,191	77,399,856	51,363,653
Refund of taxes	66,163	8,435	—	—
Cash received relating to other operating activities	49,134	23,680	48,612	21,591

Sub-total of cash inflows	89,838,014	60,613,306	77,448,468	51,385,244

Cash paid for goods and services	-74,510,101	-50,698,203	-62,628,799	-41,785,107
Cash paid to and for employees	-2,111,392	-1,827,448	-1,975,043	-1,660,564
Cash paid for all types of taxes	-8,542,156	-4,080,188	-8,299,060	-3,968,696
Cash paid relating to other operating activities	-430,533	-303,925	-398,302	-278,725

Sub-total of cash outflows	-85,594,182	-56,909,764	-73,301,204	-47,693,092

Net cash inflow from operating activities	4,243,832	3,703,542	4,147,264	3,692,152

Cash flows from investing activities:
Cash received from disposal of investments	700,000	506,144	700,000	375,103
Cash received from investment income	89,817	116,713	200,634	118,690
Net cash received from disposal of fixed assets and other long-term assets	66,347	139,666	—	134,752
Cash received relating to other investing activities	37,375	19,405	29,583	14,809

Sub-total of cash inflows	893,539	781,928	930,217	643,354

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	-1,356,845	-2,120,292	-1,341,450	-2,019,017
Cash paid for disposal of fixed assets	—	—	-3,915	—
Cash paid for acquisition of investments	—	-837,008	—	-700,000

Sub-total of cash outflows	-1,356,845	-2,957,300	-1,345,365	-2,719,017

Net cash outflow from investing activities	-463,306	-2,175,372	-415,148	-2,075,663

Cash flows from financing activities:
Cash received from issuance of corporate bonds	1,000,000	1,000,000	1,000,000	1,000,000
Cash received from borrowings	39,355,780	29,211,434	39,281,980	29,062,964

Sub-total of cash inflows	40,355,780	30,211,434	40,281,980	30,062,964

Cash repayments of corporate bonds	-1,000,000	—	-1,000,000	—
Cash repayments of borrowings	-42,631,344	-31,849,620	-42,577,314	-31,535,502
Cash paid for dividends, profits distribution and interest	-530,413	-391,750	-448,283	-337,659

Sub-total of cash outflows	-44,161,757	-32,241,370	-44,025,597	-31,873,161

Net cash outflow from financing activities	-3,805,977	-2,029,936	-3,743,617	-1,810,197

Effect of foreign exchange rate changes on cash and cash equivalents	-356	-2	-351	-2

Net decrease in cash and cash equivalents	-25,807	-501,768	-11,852	-193,710

Add: cash and cash equivalents at the beginning of the year	125,917	627,685	101,076	294,786

Cash and cash equivalents at the end of the year	100,110	125,917	89,224	101,076

These financial statements have been approved by the Board of Directors of the Company on 25 March 2011.

Rong Guangdao Chairman	Wang Zhiqing Vice Chairman and President	Ye Guohua Chief Financial Officer	(Company stamp)

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended 31 December 2010

(Expressed in thousands of renminbi yuan)

	2010							2009
	Attributable to equity shareholders of the Company						Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Specific reserve	Surplus reserve	Retained earnings	Minority interests	Total	Share capital	Capital reserve	Surplus reserve	Retained earnings	Minority interests	Total
Balance at 1 January	7,200,000	2,882,278	—	4,801,766	462,029	294,285	15,640,358	7,200,000	2,939,181	4,766,408	-1,064,218	264,353	14,105,724
Changes in equity for the year
1. Net profit for the year	—	—	—	—	2,703,734	25,358	2,729,092	—	—	—	1,561,605	64,471	1,626,076
2. Other comprehensive income for the year	—	—	—	—	—	—	—	—	-82,903	—	—	—	-82,903

Sub-total of 1&2	—	—	—	—	2,703,734	25,358	2,729,092	—	-82,903	—	1,561,605	64,471	1,543,173
3. Shareholders’ contributions and decrease of capital
- Government grants	—	—	—	—	—	—	—	—	26,000	—	—	—	26,000
- Refund of harbor construction charge	—	32,485	—	—	—	—	32,485	—	—	—	—	—	—
4. Appropriation of profits
- Surplus reserve	—	—	—	279,548	-279,548	—	—	—	—	35,358	-35,358	—	—
- Distribution to shareholders	—	—	—	—	-216,000	-59,790	-275,790	—	—	—	—	-34,539	-34,539
5. Specific reserve
- Accrued	—	—	100,518	—	—	—	100,518	—	—	—	—	—	—
- Utilised	—	—	-53,770	—	—	—	-53,770	—	—	—	—	—	—

Balance at 31 December	7,200,000	2,914,763	46,748	5,081,314	2,670,215	259,853	18,172,893	7,200,000	2,882,278	4,801,766	462,029	294,285	15,640,358

These financial statements have been approved by the Board of Directors of the Company on 25 March 2011.

Rong Guangdao Chairman	Wang Zhiqing Vice Chairman and President	Ye Guohua Chief Financial Officer	(Company stamp)

Statements of Changes in Shareholders’ Equity

For the year ended 31 December 2010

(Expressed in thousands of renminbi yuan)

	2010						2009
	Share capital	Capital reserve	Specific reserve	Surplus reserve	Retained earnings	Total	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total
Balance at 1 January	7,200,000	2,882,278	—	4,801,766	318,224	15,202,268	7,200,000	2,930,412	4,766,408	-1,022,598	13,874,222
Changes in equity for the year
1. Net profit for the year	—	—	—	—	2,795,478	2,795,478	—	—	—	1,376,180	1,376,180
2. Other comprehensive income for the year	—	—	—	—	—	—	—	-74,134	—	—	-74,134

Sub-total of 1 & 2	—	—	—	—	2,795,478	2,795,478	—	-74,134	—	1,376,180	1,302,046
3. Shareholders’ contributions and decrease of capital
- Government grants	—	—	—	—	—	—	—	26,000	—	—	26,000
- Refund of harbor construction charge	—	32,485	—	—	—	32,485	—	—	—	—	—
4. Appropriation of profits
- Surplus reserve	—	—	—	279,548	-279,548	—	—	—	35,358	-35,358	—
- Distribution to shareholders	—	—	—	—	-216,000	-216,000	—	—	—	—	—
5. Specific reserve
- Accrued	—	—	94,481	—	—	94,481	—	—	—	—	—
- Utilised	—	—	-51,101	—	—	-51,101	—	—	—	—	—

Balance at 31 December	7,200,000	2,914,763	43,380	5,081,314	2,618,154	17,857,611	7,200,000	2,882,278	4,801,766	318,224	15,202,268

These financial statements have been approved by the Board of Directors of the Company on 25 March 2011.

Rong Guangdao Chairman	Wang Zhiqing Vice Chairman and President	Ye Guohua Chief Financial Officer	(Company stamp)

9.2	Financial statements prepared under International Financial Reporting Standards

Consolidated Income Statement

		For the year ended 31 December
		2010	2009
	Note	RMB’000	RMB’000

Turnover	10	77,520,699	51,657,929

Sales taxes and surcharges		(5,424,817)	(4,312,665)

Net sales		72,095,882	47,345,264

Cost of sales		(68,313,915)	(45,010,196)

Gross profit		3,781,967	2,335,068

Selling and administrative expenses		(628,761)	(450,432)

Other operating income			109,842		277,169
Other operating expenses			(295,956)		(138,329)

Profit from operations			2,967,092		2,023,476

Financial income			178,462		19,405
Financial expenses			(273,681)		(340,554)

Net financing costs	2		(95,219)		(321,149)

Investment income			215		222,810

Share of profit of associates and jointly controlled entities			661,288		241,372

Profit before taxation	3		3,533,376		2,166,509

Income tax	4		(736,372)		(511,050)

Profit for the year			2,797,004		1,655,459

Attributable to:
Equity shareholders of the Company			2,771,646		1,590,988
Non-controlling interests			25,358		64,471

Profit for the year			2,797,004		1,655,459

Earnings per share	5

Basic		RMB	0.385	RMB	0.221

Diluted		RMB	0.385	RMB	0.221

Consolidated Statement of Comprehensive Income

		For the year ended 31 December
		2010	2009
	Note	RMB’000	RMB’000

Profit for the year		2,797,004	1,655,459

Other comprehensive income for the year (after tax and reclassification adjustments)

Available-for-sale financial assets: net movement in the fair value reserve		—	(82,903)

Total comprehensive income for the year		2,797,004	1,572,556

Attributable to:
Equity shareholders of the Company		2,771,646	1,508,085
Non-controlling interests		25,358	64,471

Total comprehensive income for the year		2,797,004	1,572,556

Consolidated Balance Sheet

		As at 31 December
		2010	2009
	Note	RMB’000	RMB’000

Non-current assets

Property, plant and equipment		13,570,559	14,977,205
Investment property		465,805	479,247
Construction in progress		1,139,239	348,865
Interest in associates and jointly controlled entities		3,316,290	2,749,646
Lease prepayments and other assets		717,432	754,126
Deferred tax assets		827,576	1,537,972

Total non-current assets		20,036,901	20,847,061

Current assets

Inventories		5,352,301	6,883,834
Other investments		—	700,000
Trade debtors	7	74,193	120,145
Bills receivable	7	1,993,273	573,283
Other debtors and prepayments	7	235,730	81,847
Amounts due from related parties	7	776,234	576,399

Cash and cash equivalents		100,110	125,917

Total current assets		8,531,841	9,061,425

Current liabilities

Loans and borrowings	8	4,395,438	7,774,673
Trade creditors	9	2,376,452	1,521,319
Bills payable	9	41,034	112,271
Other creditors		1,943,327	1,399,719
Amounts due to related parties	9	1,800,991	3,487,645
Income tax payable		15,983	9,298

Total current liabilities		10,573,225	14,304,925

Net current liabilities		(2,041,384)	(5,243,500)

Total assets less current liabilities carried forward		17,995,517	15,603,561

Total assets less current liabilities brought forward		17,995,517	15,603,561

Non-current liabilities

Loans and borrowings	8	175,000	304,258

Total non-current liabilities		175,000	304,258

Net assets		17,820,517	15,299,303

Shareholders’ equity

Share capital		7,200,000	7,200,000
Reserves		10,360,664	7,805,018

Total equity attributable to equity shareholders of the Company		17,560,664	15,005,018

Non-controlling interests		259,853	294,285

Total equity		17,820,517	15,299,303

Notes to the financial statements

1	Changes in accounting policies

The International Accounting Standards Board has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. There have been no significant changes to the accounting policy applied in these financial statements for the years presented as a result of these developments.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2	Net financing costs

	2010 RMB’000	2009 RMB’000

Interest income	(37,375)	(19,405)
Net foreign exchange gain	(141,087)	—

Financial income	(178,462)	(19,405)

Net foreign exchange loss	—	16,142
Net loss in fair value change of derivative financial instruments	—	10,423
Interest on loans and borrowings	274,511	358,474
Less: borrowing costs capitalised as construction in progress*	(830)	(44,485)

Financial expenses	273,681	340,554

Net financing costs	95,219	321,149

*	The borrowing costs during 2010 have been capitalised at a rate of 2.00%-3.25% per annum (2009: 2.12%-5.04%) for construction in progress.

3	Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	2010 RMB’000	2009 RMB’000

Cost of inventories sold#	68,313,915	45,010,196
Depreciation of property, plant and equipment#	1,641,961	1,635,518
Depreciation of investment property#	13,256	13,261
Amortisation of lease prepayments#	16,075	16,111
Repairs and maintenance expenses#	1,016,530	1,044,863
Research and development costs#	58,242	40,293
Employee’s pension costs#
- Municipal retirement scheme costs	209,752	192,791
- Supplementary retirement scheme costs	57,867	49,513
Staff costs#	1,441,296	1,233,729
Rental income from investment property	(39,662)	(31,233)
Impairment losses
- Trade and other receivables	(2,916)	(1,690)
- Property, plant and equipment	238,200	98,486
Net loss in fair value change of derivative financial instruments	—	10,423
Gain on sale of available-for-sale financial assets	(215)	(222,810)
Share of profits of associates	(632,127)	(218,862)
Share of profits of jointly controlled entities	(29,161)	(22,510)

#	Cost of inventories sold includes RMB 4,371,240,000 (2009: RMB 4,217,577,000) relating to staff costs, depreciation and amortisation, repairs and maintenance expenses, research and development costs and pension costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 2,150,135,000 (2009: a profit of RMB 1,376,235,000) which has been dealt with in the financial statements of the Company.

4	Income tax

Taxation in the consolidated income statement represents:

	2010 RMB’000	2009 RMB’000

Current tax
-Provision for PRC income tax for the year	22,523	58,410
-Under-provision in respect of prior years	3,453	843
Deferred taxation	710,396	451,797

Total income tax expense	736,372	511,050

A reconciliation of expected income tax expense calculated at the applicable tax rate with the actual income tax expense is as follows:

	2010 RMB’000	2009 RMB’000

Profit before taxation	3,533,376	2,166,509

Expected PRC income tax expense at the statutory tax rate of 25%	883,344	541,627
Tax effect of non-deductible expenses	6,240	5,932
Tax effect of non-taxable income	(225)	(472)
Under-provision in prior years	3,453	843
Tax effect of share of profits recognised under the equity method	(165,322)	(60,343)
Tax effect of unused tax losses not recognised	12,324	26,823
Tax effect of unrecognised deferred tax assets	—	18,755
Utilisation of unrecognised deferred tax assets	—	(17,176)
Others	(3,442)	(4,939)

Actual income tax expense	736,372	511,050

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB 2,771,646,000 (2009: RMB 1,590,988,000) and 7,200,000,000 (2009: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares for either year.

6	Dividends

(a) Dividends attributable to the year

	2010 RMB’000	2009 RMB’000

Final dividend proposed after the balance sheet date of RMB 0.10 per share (2009: RMB 0.03 per share)	720,000	216,000

Pursuant to a resolution passed at the directors’ meeting on 25 March 2011, a final dividend of RMB 0.10 per share totalling RMB 720,000,000 (2009: RMB 216,000,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved during the year

	2010 RMB’000	2009 RMB’000

Final dividend in respect of the previous financial year, approved during the year, of RMB 0.03 per share (2009: RMB nil share)	216,000	—

7	Trade and other debtors

	2010 RMB’000	2009 RMB’000

Trade debtors	82,030	132,779
Less: Impairment losses for bad and doubtful debts	(7,837)	(12,634)

	74,193	120,145
Bills receivable	1,993,273	573,283
Amounts due from related parties	776,234	576,399

	2,843,700	1,269,827

Other debtors and prepayments	235,730	81,847

	235,730	81,847

	3,079,430	1,351,674

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	2010 RMB’000	2009 RMB’000

Invoice date:
Within one year	2,842,788	1,269,793
Between one and two years	912	34

	2,843,700	1,269,827

Bills receivable represent short-term banker acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8	Loans and borrowings

Loans and borrowings are repayable as follows:

	2010 RMB’000	2009 RMB’000

Long term bank loans
- Between two and five years	175,000	200,000
- Between one and two years	—	104,258

	175,000	304,258

Loans due within one year
- Current portion of long term bank loans	100,000	74,275
- Corporate bonds (note a)	1,000,000	1,000,000
- Short term bank loans	2,885,438	6,460,398
- Short term loans from a related party	410,000	240,000

	4,395,438	7,774,673

	4,570,438	8,078,931

Note (a):

The Company issued RMB 1 billion 365-day unsecured corporate bonds to corporate investors in the PRC inter-bank debenture market on 23 June 2010. The bonds were issued at 100% of face value, with an effective yield of 3.27% per annum, and mature on 23 June 2011.

At 31 December 2010, no loans and borrowings were secured by property, plant and equipment (2009: nil).

9	Trade payables

	2010 RMB’000	2009 RMB’000

Trade creditors	2,376,452	1,521,319
Bills payable	41,034	112,271
Amounts due to related parties	1,800,991	3,487,645

	4,218,477	5,121,235

The maturity analysis of trade accounts payable is as follows:

	2010 RMB’000	2009 RMB’000

Due within 1 month or on demand	4,082,246	4,891,657
Due after 1 month and within 3 months	136,231	229,578

	4,218,477	5,121,235

10	Segment reporting

Reportable information on the Group’s operating segments is as follows:

Turnover

Manufactured products	2010 RMB’000	2009 RMB’000

Synthetic fibres
- external sales	3,955,396	2,860,851
- intersegment sales	82	57

Total	3,955,478	2,860,908

Resins and plastics
- external sales	15,065,276	12,407,738
- intersegment sales	118,699	44,245

Total	15,183,975	12,451,983

Intermediate petrochemicals
- external sales (note a)	17,399,592	8,511,347
- intersegment sales (note b)	18,583,283	12,165,836

Total	35,982,875	20,677,183

Petroleum products
- external sales (note a)	33,734,607	22,936,392
- intersegment sales	2,678,172	1,762,391

Total	36,412,779	24,698,783

All others
- external sales (note a)	7,365,828	4,941,601
- intersegment sales	2,567,305	2,589,206

Total	9,933,133	7,530,807

Elimination of intersegment sales	(23,947,541)	(16,561,735)

Turnover	77,520,699	51,657,929

Profit before taxation

	2010	2009
	RMB’000	RMB’000

Profit from operations

Synthetic fibres	435,594	11,423
Resins and plastics	991,091	844,325
Intermediate petrochemicals	365,124	190,761
Petroleum products	1,140,268	804,871
All others	35,015	172,096

Consolidated profit from operations	2,967,092	2,023,476

Net financing costs	(95,219)	(321,149)

Investment income	215	222,810

Share of profit of associates and jointly controlled entities	661,288	241,372

Profit before taxation	3,533,376	2,166,509

Note (a):	External sales include sales to Sinopec Corp, its subsidiaries and jointly controlled entities as follows:

	2010	2009
	RMB’000	RMB’000

Sales to Sinopec Corp, its subsidiaries and jointly controlled entities
Intermediate petrochemicals	3,838,121	2,149,576
Petroleum products	30,352,483	20,299,415
All others	5,144,590	3,233,840

Total	39,335,194	25,682,831

Note (b):	Intermediate petrochemicals’ intersegment sales to each of the other reportable segments are as follows:

	2010	2009
	RMB’000	RMB’000

Synthetic fibres	3,366,715	2,721,968
Resins and plastics	14,938,149	9,200,552
Petroleum products	278,419	243,316

Total	18,583,283	12,165,836

9.3	Differences between financial statements prepared under CAS and IFRS

A reconciliation of the Group’s net profit and shareholders’ equity prepared under CAS and IFRS is presented below.

Other than the differences in the classification of certain financial statement items and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with CAS and IFRS. The major differences are:

(i)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the costs of assets to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(ii)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under CAS, the cost of land use rights invested by the shareholders at the time of the establishment of the enterprise is determined at revalued amount, then amortised on the basis of revalued amount to determine the net book value.

(iii)	Safety production costs

Pursuant to the relevant regulations of the government authorities in the PRC, provision for safety production costs is accrued by companies producing dangerous goods based on the sales amount of dangerous goods during the year, which is recognised as an expense in profit or loss and separately recorded as a specific reserve in shareholders’ equity. On utilisation of the specific reserve as fixed assets in accordance with the relevant regulation, full amount of accumulated depreciation is recognised at the same time when the cost of the relevant assets is recorded.

Under IFRS, these expenses are recognised in profit or loss when incurred. Relevant capital expenditure on safety production is recognised as property, plant and equipment and depreciated according to the relevant depreciation method.

The reconciliation between the net profit attributable to equity shareholders of the Company between CAS and IFRS is as follows:

		For the year ended 31 December
	Note	2010 RMB’000	2009 RMB’000

Net profit attributable to equity shareholders of the Company under CAS		2,703,734	1,561,605

Adjustments:

Government grants	(i)	29,386	26,760
Revaluation of land use rights	(ii)	3,498	3,498
Safety production costs	(iii)	46,748	—
Effects of the above adjustments on taxation		(11,720)	(875)

Net profit attributable to equity shareholders of the Company under IFRS		2,771,646	1,590,988

The reconciliation between the shareholders’ equity attributable to the equity shareholders of the Company between CAS and IFRS is as follows:

			As at 31 December
	Note		2010 RMB’000	2009 RMB’000

Total equity attributable to equity shareholders of the Company under CAS			17,913,040	15,346,073

Adjustments:

Government grants	(i	)	(212,738)	(209,639)
Revaluation of land use rights	(ii	)	(156,760)	(160,258)
Effects of the above adjustments on taxation			17,122	28,842

Total equity attributable to equity shareholders of the Company under IFRS			17,560,664	15,005,018

By Order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 25 March 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement of Resolutions Made at the 14th Meeting of the

Sixth Session of the Board of Supervisors

This announcement is published pursuant to the obligation to disclose under Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This is to set out the announcement of resolutions made at the 14th meeting of the Sixth Session of the Board of Supervisors, which has been published on the website of Shanghai Stock Exchange and some periodicals in the PRC.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, March 25, 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Stock Code: 600688	Stock ID: S Shang Shi Hua	Announcement No.: Lin 2011-06

Sinopec Shanghai Petrochemical Company Limited

Announcement of Resolutions Made at the 14th Meeting of the Sixth Session of the Board of Supervisors

The Company and all members of its Board of Supervisors warrant that the information contained in this announcement is true, accurate and complete, and bear joint and several liability for any false presentation, misleading statement or material omission contained herein.

A notice about the 14th meeting of the Sixth Session of the Board of Supervisors of Sinopec Shanghai Petrochemical Company Limited was given to each of the supervisors by fax or hand on March 11, 2011. The meeting was held in the 6th Meeting Room of Jinshan Hotel in the afternoon of March 24, 2011. Of the seven supervisors obligated to attend the meeting, seven were present at the meeting. The meeting was held in compliance with the Company Law of the People’s Republic of China and other relevant laws and regulations as well as the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, and therefore is legitimate and valid.

After deliberating the proposals for the meeting, the supervisors resolved as follows:

1.	The Company’s 2010 Annual Report be approved.

In accordance with Article 68 of the Securities Law of the People’s Republic of China and the relevant requirements of No. 2 Guideline on the Substance and Form of Information Disclosure by Companies that Publicly Offer Securities—Substance and Form of Annual Report (2007 Amendment), the Board of Supervisors of the Company carefully reviewed the Company’s 2010 Annual Report prepared by the Board of Directors. All the supervisors present at the meeting unanimously held that:

(1)	the Company’s 2010 Annual Report has been prepared and deliberated in procedures consistent with laws, regulations and the Company’s Articles of Association;

(2)	the Company’s 2010 Annual Report conforms to the regulations of China Securities Regulatory Commission and Shanghai Stock Exchange in both substance and form, and the information contained therein can truly represent the business, financial and other matters of the Company in 2010 from all aspects;

(3)	before deliberating and giving their opinions on the Company’s 2010 Annual Report, the Board of Supervisors of the Company did not discover any breach of confidentiality rules by any of the people involved in the preparation and deliberation of the 2010 Annual Report; and

(4)	we warrant that the information disclosed in the Company’s 2010 Annual Report is true, accurate and complete and that there’s no false presentation, misleading statement or material omission therein, and we are jointly and severally liable for the truthfulness, accuracy and completeness of its contents.

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

2.	Opinions of the Board of Supervisors on the Company’s 2010 Annual Report be approved

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

3.	The Self-assessment Report of the Board of Directors on the Company’s Internal Control be approved

All the supervisors present at the meeting unanimously held that: the Company has established a complete and reasonable internal control system in accordance with the relevant regulations of China Securities Regulatory Commission and Shanghai Stock Exchange, in compliance with the basic principles of internal control and according to the actual conditions of the Company, which has been effectively implemented to assure the normal operation of the Company’s business and the safety and integrity of the Company’s assets. In 2010, no material defect was discovered in the Company’s internal control design or enforcement.

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

4.	The 2010 Work Report of the Board of Supervisors be approved.

All the supervisors present at the meeting unanimously held that: first, the Work Report objectively analyzes the Company’s operating results, affirms the Company’s achievements and also points out the gap between the Company and advanced enterprises in the same industry; second, the Work Report affirms that the Company’s 2010 Annual Report fairly presents the Company’s financial conditions and operating results in 2010, and is accurate, objective and impartial as indicated by the standard unqualified audit report issued by KPMG Huazhen to the Company; and third, the Work Report affirms the work done by the Board of Supervisors in 2010, and that the requirements in respect of the work in 2011 are consistent with the Company’s actual conditions. It was approved at the meeting that the Work Report might be submitted for deliberation at the Company’s annual meeting of shareholders.

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

5.	The Outline of Work of the Board of Supervisors for 2011 be approved.

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

Sinopec Shanghai Petrochemical Company Limited March 25, 2011